Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186506

RUBY TUESDAY, INC.

Offer to Exchange

7 5/8% Senior Notes due 2020

for

New 7 5/8% Senior Notes Due 2020

We are offering to exchange up to $238,500,000 of our new 7 5/8% Senior Notes due 2020 (the “new Notes”) for up to $238,500,000 of our existing 7 5/8% Senior Notes due 2020 (the “old Notes”). The terms of the new Notes are identical in all material respects to the terms of the old Notes, except that the new Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old Notes do not apply to the new Notes.

To exchange your old Notes for new Notes:

•	you are required to make the representations described on page 66 to us;

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, Wells Fargo Bank, National Association, by 5:00 p.m., New York time, on May 2, 2013; and

•	you should read the section called “The Exchange Offer” for further information on how to exchange your old Notes for new Notes.

See “Risk Factors” beginning on page 7 for a discussion of risk factors that should be considered by you prior to tendering your old Notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for old Notes where such old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

April 3, 2013

Unless we indicate otherwise or the context otherwise requires, all references in this prospectus to “RTI,” the “Company,” “we” and/or “our” refer to Ruby Tuesday, Inc., including its wholly-owned subsidiaries.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the Securities and Exchange Commission, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. See “Where You Can Find More Information.” We will provide this information to you at no charge upon written or oral request directed to the Secretary, Ruby Tuesday, Inc., 150 West Church Avenue, Maryville TN 37801, telephone (865) 379-5700. In order to ensure timely delivery of the information, any request should be made no later than five business days before the expiration date of the exchange offer, or April 25, 2013.

We have not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus or any free writing communication prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these Notes. The information contained in this prospectus is current as of the date hereof and is subject to change, completion or amendment without notice. The delivery of this prospectus at any time shall not, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in our affairs since the date of this prospectus.

SUMMARY

This summary highlights the more detailed information in this prospectus and you should read the entire prospectus carefully.

Overview

We own, operate and franchise the Ruby Tuesday casual dining restaurant chain. Our mission is to be the best in the bar and grill segment of casual dining by delivering to our guests a high-quality casual dining experience with compelling value. While we are in the bar and grill sector because of our varied menu, we operate at the higher-end of casual dining in terms of the quality of our food and service. As of December 4, 2012, we owned and operated 709, and franchised 77, Ruby Tuesday restaurants. Also, as of December 4, 2012, our traditional franchisees operated 33 domestic and 44 international Ruby Tuesday restaurants. Ruby Tuesday restaurants can now be found in 45 states, the District of Columbia, 11 foreign countries and Guam. Our Company-owned and operated restaurants are concentrated primarily in the Southeast, Northeast, Mid-Atlantic and Midwest of the United States, which we consider to be our core markets.

We also own, operate, and franchise the Lime Fresh Mexican Grill (“Lime Fresh”) fast-casual restaurant chain. As of December 4, 2012, we owned and operated 17 Lime Fresh restaurants, in addition to five Lime Fresh restaurants operated by domestic franchisees. Prior to January 9, 2013, we also owned and operated 13 Marlin & Ray’s (value-oriented seafood) restaurants and one Wok Hay (Asian bistro) restaurant, in addition to licensing two Company-owned Truffles Grill (casual dining) restaurants. In our second quarter fiscal 2013 earnings release on January 9, 2013, we announced our plans to exit our non-core brands by immediately closing our 13 Marlin & Ray’s and one Wok Hay restaurant and seeking a buyer for our two Truffles Grill restaurants. Additionally, we also closed two Company-developed Lime Fresh restaurants that we have determined to be outside our updated site selection criteria for the concept. Exiting our non-core brands was a strategic decision which will enable us to optimally allocate our time, capital, and resources to focus on our Ruby Tuesday restaurants and creating value by growing our Lime Fresh fast-casual concept going forward.

Our principal executive offices are located at 150 West Church Avenue, Maryville TN 37801 and our telephone number is (865) 379-5700. We maintain a website at www.rubytuesday.com where general information about us is available. No information available on or through our website is incorporated into this prospectus or the registration statement of which it forms a part.

THE EXCHANGE OFFER

The Issuer	Ruby Tuesday, Inc.

Notes Offered	We are offering up to $238,500,000 aggregate principal amount of new 7 5/8% Senior Notes due 2020, which have been registered under the Securities Act.

The Exchange Offer	We are offering to issue the new Notes in exchange for a like principal amount of your old Notes. We are offering to issue the new Notes to satisfy our obligations contained in the registration rights agreement entered into when the old Notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on May 2, 2013 unless it is extended. If you decide to exchange your old Notes for new Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new Notes. If you decide to tender your old Notes in the exchange offer, you may withdraw them at any time prior to May 2, 2013. If we decide for any reason not to accept any old Notes for exchange, your old Notes will be returned to you without expense to you promptly after the exchange offer expires.

Federal Income Tax Consequences	Your exchange of old Notes for new Notes in the exchange offer will not result in any income, gain or loss to you for federal income tax purposes. See “Material United States Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the new Notes in the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes	If you fail to tender your old Notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your old Notes or to pay you additional interest.

You will be able to resell the new Notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new Notes issued in exchange for old Notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new Notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving Notes for your own account, so long as:

•	you are not one of our “affiliates”, which is defined in Rule 405 of the Securities Act;

•	you acquire the new Notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new Notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new Notes.

If you are an affiliate of the Company or any guarantor, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new Notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new Notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new Notes;

•

you must acknowledge that you will deliver a prospectus in connection with any resale of the new Notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•

you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new Notes received in exchange for old Notes acquired by you as a result of market-making or other trading activities.

For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NOTES

The terms of the new Notes and the old Notes are identical in all material respects, except that the new Notes have been registered under the Securities Act, and the transfer restrictions and registrations rights relating to old Notes do not apply to the new Notes. All references to Notes below refer to the old Notes and the new Notes unless the context otherwise requires.

Maturity	The Notes will mature on May 15, 2020.

Interest	Interest on the Notes will accrue at a rate of 7 5/8% per annum. Interest on the Notes will be payable semi annually in cash in arrears on May 15 and November 15 of each year, commencing November 15, 2012.

Guarantees	The Notes will be guaranteed on a senior unsecured basis by our existing and future domestic restricted subsidiaries, subject to certain exceptions.

Ranking	The Notes and the guarantees will be our and the guarantors’ senior unsecured obligations and will be equal in right of payment with all of our and the guarantors’ existing and future senior debt and senior to any of our and the guarantors’ future subordinated debt. The Notes and the guarantees will rank effectively junior to all of our and the guarantors’ existing and future secured debt, including borrowings outstanding under our amended revolving credit facility, to the extent of the value of the collateral securing such debt. The Notes will also be structurally subordinated to all of the liabilities (including trade payables) of our existing and future subsidiaries that do not guarantee the Notes.

At December 4, 2012, we and our subsidiaries had approximately $308.7 million of indebtedness outstanding, approximately $73.3 million of which was mortgaged indebtedness, and an additional $189.8 million of unused commitments available to be borrowed under our revolving credit facility (after taking into consideration $10.2 million of letters of credit outstanding under our revolving credit facility). As of December 4, 2012, our non-guarantor subsidiaries had no outstanding indebtedness or other liabilities.

Optional Redemption	The Notes will be redeemable, in whole or in part, at any time and from time to time on or after May 15, 2016, on the redemption dates and at the redemption prices specified under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption. In addition, we may redeem up to 35% of the Notes before May 15, 2015 with the net cash proceeds from certain equity offerings. We may also redeem some or all of the Notes before May 15, 2016 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium.

Change of Control	If we experience specific kinds of changes of control, we must offer to repurchase all of the Notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes—Certain Covenants—Repurchase of Notes upon a Change of Control.”

Mandatory Offers to Repurchase Following Certain Asset Sales	If we sell certain assets and do not repay certain debt or reinvest the proceeds of such sales within certain time periods, we must offer to repurchase a portion of the Notes as described under “Description of the Notes—Certain Covenants—Limitation on Asset Sales.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur or guarantee additional indebtedness;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make certain investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates; and

•	sell or transfer certain assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the exchange of new Notes for old Notes.

Risk Factors	Investing in the Notes involves substantial risks. You should carefully consider the risk factors set forth under the caption “Risk Factors,” as well as other information included or incorporated by reference in this prospectus prior to making an investment in the Notes. See “Risk Factors” beginning on page 7.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the exchange offer under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed).

(1) Annual Report on Form 10-K	August 6, 2012;
(2) Quarterly Reports on Form 10-Q	October 11, 2012 January 11, 2013

(3) Current Reports on Form 8-K	June 7, 2012
June 8, 2012;
August 13, 2012
October 10, 2012
November 19, 2012 February 7, 2013
February 21, 2013 March 8, 2013
(4) Definitive Proxy Statement on Form 14A	August 22, 2012

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Scarlett May

Senior Vice President—Chief Legal Officer and Secretary

Ruby Tuesday, Inc.

150 West Church Avenue

Maryville, TN 37801

(865) 379-5700

RISK FACTORS

Before tendering old Notes, prospective participants in the exchange offer should carefully consider the risks described below relating to the Notes and all of the information contained or incorporated by reference into this prospectus. Additional risks relating specifically to the exchange offer are also described below. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus. All references to Notes below refer to the old Notes and the new Notes unless the context otherwise requires.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Notes.

As of December 4, 2012, we and our subsidiaries had $308.7 million of outstanding indebtedness, of which $73.3 million was mortgage indebtedness, and we had availability under our revolving credit facility of $189.8 million, after taking into consideration $10.2 million of undrawn letters of credit. Our substantial indebtedness could have important consequences for you including:

•	it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures and debt service requirements;

•	it may limit our flexibility in planning for, or reacting to, changes in our business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy;

•	the debt service requirements of our other indebtedness could make it more difficult for us to make payments on the Notes;

•	a substantial portion of our cash flow from operations could be dedicated to the repayment of our indebtedness and would not be available for other purposes; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

In addition, the indenture governing the Notes and our revolving credit facility contain financial and restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. If we were to violate any of our financial or other covenants in the future and either agreements cannot be reached with our creditors or agreements are reached but we do not meet the revised covenants, our creditors could exercise their rights under the indebtedness, including requiring immediate repayment of all borrowings, which could have a material adverse effect on us. Moreover, if any agreements were reached with our creditors, they might require us to pay incremental fees and/or higher interest rates.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.

The terms of the indenture governing the Notes and our revolving credit facility permit us and our subsidiaries to incur significant additional indebtedness, including additional secured indebtedness, in the future. The indenture will allow us to incur secured debt and will allow our non-guarantor subsidiaries to incur additional debt, which would be effectively senior to the Notes. In addition, the indenture governing the Notes will not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Notes.” As of December 4, 2012, we had $73.3 million of mortgage debt and approximately $189.8 million available for additional borrowing under our revolving credit facility, after taking into consideration $10.2 million of undrawn letters of credit, subject to certain conditions.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

The indenture governing the Notes and the agreement governing our revolving credit facility contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make certain investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates; and

•	sell or transfer certain assets.

Additionally, the agreement governing our revolving credit facility requires us to maintain certain financial ratios. A breach of any of these covenants could result in a default under the indenture governing the Notes and the agreement governing our revolving credit facility. We may also be unable to take advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

We may not have access to the cash flow and other assets of our subsidiaries and our franchisees that may be needed to make payment on the Notes.

Although our operations are conducted through our subsidiaries and franchisees, our subsidiaries and franchisees are not obligated to make funds available to us for payment on the Notes. Accordingly, our ability to make payments on the Notes is dependent on the earnings and the distribution of funds from our subsidiaries and franchisees. Furthermore, our subsidiaries will be permitted under the terms of the indenture governing the Notes, our revolving credit facility and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on these Notes when due.

To service our indebtedness, including the Notes, we will require a significant amount of cash. The ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that current capital spending projects will not require significant additional funds to complete or be successful, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness, including the Notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our revolving credit facility and the Notes, on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance a change of control offer.

Upon the occurrence of a change of control (as defined in the indenture), we will be required to offer to repurchase all of the Notes at a purchase price equal to 101% of the principal amount on the date of purchase plus accrued and unpaid interest, if any. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the Notes upon a change of control.

In addition, our revolving credit agreement provides, and any future credit agreements or other debt agreements to which we become a party may provide, that our obligation to repurchase the Notes would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing the Notes. If we are prohibited from repurchasing the Notes, we could seek the consent of our then-existing lenders to repurchase the Notes or we could attempt to refinance the borrowings that contain such prohibition. If we are unable to obtain a consent or refinance the debt, we could not repurchase the Notes. Our failure to repurchase tendered Notes would constitute a default under the indenture and our revolving credit facility, and might constitute a default under the terms of other indebtedness that we incur. See “Description of the Notes—Default and Remedies.”

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors may be unenforceable on public policy grounds.

The Notes will be effectively junior in right of payment to our existing and future secured debt and that of our subsidiary guarantors.

The Notes, and the guarantees of the Notes, are unsecured and therefore will be effectively junior in right of payment to any of our existing and future secured debt and that of our subsidiary guarantors to the extent of the value of assets securing such debt. In the event of a bankruptcy or similar proceeding, the assets that serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the Notes. As of December 4, 2012, we and our subsidiary guarantors had $308.7 million of outstanding indebtedness, of which $73.3 million was mortgage indebtedness, and we had availability under our revolving credit facility of $189.8 million, after taking into consideration $10.2 million of undrawn letters of credit. The Notes will effectively be junior in right of payment to any borrowings under our amended revolving credit facility to the extent of the value of such debt.

The Notes will not be guaranteed by all of our subsidiaries.

The Notes are guaranteed by certain of our subsidiaries, but will not be guaranteed by our other subsidiaries. The Notes will be structurally subordinated to all existing and future obligations, including indebtedness, of such non-guarantor subsidiaries. As of December 4, 2012, our non-guarantor subsidiaries had no outstanding indebtedness or other liabilities. The claims of creditors of any such non-guarantor subsidiaries, including trade creditors, will have priority as to the assets of those subsidiaries. As a result, if we default on our obligations under the Notes, you will not have any claims against any of our subsidiaries that do not provide guarantees of the Notes. As of December 4, 2012, our non-guarantor subsidiaries accounted for less than 1% of each of our consolidated revenue, operating income and total assets. However, in the future, only subsidiaries that borrow or guarantee under certain debt will be required to guarantee the Notes. See “Description of the Notes.”

Certain of our subsidiaries may not be subject to the restrictive covenants in the indenture governing the Notes.

Certain of our subsidiaries may not be subject to the restrictive covenants in the indenture governing the Notes. This means that these entities would be able to engage in many of the activities that we and our restricted subsidiaries are prohibited or limited from doing under the terms of the indenture governing the Notes, such as incurring additional debt, securing assets in priority to the claims of the holders of the Notes, paying dividends, making investments, selling assets and entering into mergers or other business combinations. These actions could be detrimental to our ability to make payments of principal and interest when due and to comply with our other obligations under the Notes, and could reduce the amount of our assets that would be available to satisfy your claims should we default on the Notes.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the Notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee can be voided, or claims under the subsidiary guarantee may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee or, in some states, when payments become due under the subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the subsidiary guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A subsidiary guarantee may also be voided, without regard to the above factors, if a court finds that the subsidiary guarantor entered into the subsidiary guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its subsidiary guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the Notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Each subsidiary guarantee will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

Ratings of the Notes may affect the market price and marketability of the Notes.

The Notes have been rated by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and may in the future be rated by additional ratings agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions. Holders of Notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the Notes.

Many of the covenants contained in the indenture will be suspended if the Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services.

Many of the covenants in the indenture governing the Notes will be suspended if the Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. These covenants will restrict, among other things, our ability to pay dividends, to incur debt and to enter into certain other transactions. There can be no assurance that the Notes will ever be rated investment grade, or that if they are rated investment grade, that the Notes will maintain such ratings. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the Notes—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade.”

Risks Related to the Exchange Offer

If you choose not to exchange your old Notes in the exchange offer, the transfer restrictions currently applicable to your old Notes will remain in effect and the market price of your old Notes could decline.

If you do not exchange your old Notes for new Notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the old Notes as set forth in the offering memorandum distributed in connection with the private offering of the old Notes. In general, the old Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement entered into in connection with the private offering of the old Notes, we do not intend to register resales of the old Notes under the Securities Act. The tender of old Notes under the exchange offer will reduce the principal amount of the old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the old Notes due to reduction in liquidity.

Holders of the old Notes who do not tender their old Notes will have no further rights under the registration rights agreement, including registration rights and the right to receive additional interest.

Holders who do not tender their old Notes will not have any further registration rights or any right to receive additional interest under the registration rights agreement or otherwise.

You must follow the exchange offer procedures carefully in order to receive the new Notes.

If you do not follow the procedures described in this prospectus, you will not receive any new Notes. If you want to tender your old Notes in exchange for new Notes, you should allow sufficient time to ensure timely delivery. No one is under any obligation to give you notification of defects or irregularities with respect to tenders of old Notes for exchange. For additional information, see the section captioned “The Exchange Offer” in this prospectus.

There are state securities law restrictions on the resale of the new Notes.

In order to comply with the securities laws of certain jurisdictions, the new Notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We currently do not intend to register or qualify the resale of the new Notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the new Notes.

Based on the position of the SEC enunciated in Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Exxon Capital Holdings Corporation, SEC no-action letter (May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, we believe that you may offer for resale, resell or otherwise transfer the new Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your new Notes. In these cases, if you transfer any new Notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new Notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated herein by reference, contains various forward-looking statements, which represent our expectations or beliefs concerning future events, including one or more of the following: future financial performance and restaurant growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayments of debt, availability of financing on terms attractive to the Company, payment of dividends, stock and bond repurchases, restaurant acquisitions, conversions of Company-owned restaurants to other dining concepts, and changes in senior management and in the Board of Directors. We caution the reader that a number of important factors and uncertainties could, individually or in the aggregate, cause our actual results to differ materially from those included in the forward-looking statements (such statements include, but are not limited to, statements relating to cost savings that we estimate may result from any programs we implement, our estimates of future capital spending and free cash flow, our targets for annual growth in same-restaurant sales and average annual sales per restaurant, and the benefits of our television marketing), including, without limitation, the following:

•	general economic conditions;

•	changes in promotional, couponing and advertising strategies;

•	changes in our guests’ disposable income;

•	consumer spending trends and habits;

•	increased competition in the restaurant market;

•	laws and regulations affecting labor and employee benefit costs, including further potential increases in state and federally mandated minimum wages, and healthcare reform;

•	guests’ acceptance of changes in menu items;

•	guests’ acceptance of our development prototypes and remodeled restaurants;

•	our ability to successfully integrate acquired companies;

•	mall-traffic trends;

•	changes in the availability and cost of capital;

•	weather conditions in the regions in which Company-owned and franchised restaurants are operated;

•	costs and availability of food and beverage inventory;

•	our ability to attract and retain qualified managers, franchisees and team members;

•	impact of adoption of new accounting standards;

•	impact of food-borne illnesses resulting from an outbreak at either Ruby Tuesday or other restaurant concepts;

•	our ability to successfully integrate acquired companies;

•	our ability to complete our planned sale-leaseback transactions;

•	effects of actual or threatened future terrorist attacks in the United States; and

•	significant fluctuations in energy prices.

Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed above. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise. For further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read “Risk Factors.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new Notes. The new Notes will be exchanged for old Notes as described in this prospectus upon our receipt of old Notes. We will cancel all of the old Notes surrendered in exchange for the new Notes.

Our net proceeds from the sale of the old Notes were approximately $246.3 million, before deducting the initial purchasers’ discounts and our offering expenses. We used those net proceeds to repay all outstanding indebtedness under our revolving credit facility, to redeem all of our outstanding Series B senior notes, to pay off certain of our outstanding mortgage loan obligations and for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and short-term investments and our consolidated capitalization as of December 4, 2012. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes which are incorporated by reference into this prospectus.

As of December 4, 2012
(in thousands)
Cash and cash equivalents	$25,594

Total long-term debt, including current maturities:
7 5/8% Senior Notes due 2020 less unamortized discount	$235,204
Revolving credit facility (1)	0
Mortgage loan obligations	73,305
Capital Lease Obligations	188

Total Debt (2)	$308,697

Total shareholders’ equity	$545,921

Total capitalization	$854,618

(1)	As of January 31, 2013, there was no outstanding balance under the revolving credit facility, with availability of $189.8 million (after taking into consideration $10.2 million of letters of credit outstanding).
(2)	Does not reflect operating lease obligations of approximately $392.4 million and purchase obligations of approximately $133.0 million as of December 4, 2012.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our consolidated ratio of earnings to fixed charges for the periods indicated:

	26 Weeks Ended December 4, 2012	Fiscal year ended
		June 5, 2012	May 31, 2011	June 1, 2010	June 2, 2009	June 3, 2008
Ratio of Earnings to Fixed Charges	0.45	1.01	2.67	2.83	0.19	1.55

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data as of and for each of the years in the five-year period ended June 5, 2012 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes incorporated by reference into this prospectus. Fiscal years 2008, 2009, 2010 and 2011 each contained 52 weeks. Fiscal year 2012 was a 53-week year.

The selected historical consolidated financial data presented below as of and for the 26 weeks ended December 4, 2012 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes incorporated by reference into this prospectus. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results that may be expected for the entire year or any future period.

The financial statement data in the table below should be read in conjunction with the historical consolidated financial statements and notes thereto, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere or incorporated by reference in this prospectus.

	Fiscal year ended (1)					Twenty-six weeks ended (unaudited)
	June 3, 2008	June 2, 2009	June 1, 2010	May 31, 2011	June 5, 2012	November 29, 2011	December 4, 2012
	(dollars in thousands)
Summary of Operations
Revenues:
Restaurant sales and operating revenue	$1,346,721	$1,239,104	$1,188,043	$1,258,015	$1,320,040	$635,009	$634,018
Franchise revenue	13,583	9,452	6,753	7,147	5,738	2,741	3,136

Total revenue	$1,360,304	$1,248,556	$1,194,796	$1,265,162	$1,325,778	$637,750	$637,154

Income/(loss) before income taxes (1)	$23,699	$(42,866)	$57,758	$52,622	$(14,938)	$1,910	$(28,516)
(Benefit)/provision for income taxes	(2,678)	(24,948)	12,414	5,744	(14,750)	818	(16,047)

Net/income(loss)	$26,377	$(17,918)	$45,344	$46,878	$(188)	$1,092	$(12,469)

Earnings/(loss) per share:
Basic	$0.51	$(0.35)	$0.74	$0.73	$(0.00)	$0.02	$(0.20)

Diluted	$0.51	$(0.35)	$0.73	$0.72	$(0.00)	$0.02	$(0.20)

Weighted average common and common equivalent shares:
Basic	51,572	51,395	61,553	64,029	62,916	63,177	62,409

Diluted	51,688	51,395	61,870	64,948	62,916	63,729	62,409

Other Data:
Cash dividends per share of common stock	$0.25	$—	$—	$—	$—	$—	$—

Company same-restaurant sales change	(9.8)%	(7.9)%	(1.3)%	0.9%	(4.5)%	(4.2)%	1.1%

Balance Sheet Data:
Total assets	$1,271,937	$1,124,196	$1,064,029	$1,187,026	$1,173,537	$1,171,697	$1,109,140
Long-term debt and capital leases, less current maturities	$588,142	$476,566	$276,490	$329,184	$314,209	$324,800	$298,709
Shareholders’ equity	$431,518	$416,366	$538,100	$591,713	$576,224	$578,613	$545,921

	Fiscal year ended (1)					Twenty-six weeks ended (unaudited)
	June 3, 2008	June 2, 2009	June 1, 2010	May 31, 2011	June 5, 2012	November 29, 2011	December 4, 2012
	(dollars in thousands)
Statement of Operations Data:
Closures and impairments (2)	$6,453	$54,951	$3,776	$6,249	$18,665	$1,098	$19,375
Goodwill impairment (2)	$—	$18,957	$—	$—	$16,919	$—	$—
Interest expense, net	$31,352	$33,940	$17,074	$13,508	$23,312	$8,895	$13,971

Cash Flow Data:
Net cash provided/(used) by:
Operating activities	$101,889	$102,569	$140,264	$116,292	$112,251	$36,985	$609
Investing activities	$(104,219)	$3,195	$(9,439)	$(24,492)	$(33,755)	$(17,882)	$14,114
Financing activities	$(7,530)	$(112,036)	$(131,016)	$(91,647)	$(40,034)	$(19,939)	$(37,313)
Purchases of property and equipment	$116,918	$17,186	$17,672	$26,684	$37,966	$20,664	$18,505

(1)	Fiscal years 2008 through 2011 each include 52 weeks. Fiscal 2012 includes 53 weeks. The extra week in fiscal 2012 added $23.4 million to revenue and $0.03 to diluted earnings per share.
(2)	See Note 8 to the Consolidated Financial Statements contained within the Form 10-K for the fiscal year ended June 5, 2012 incorporated by reference herein for a description of closures and impairments expenses in fiscal 2012, 2011, and 2010 and discussion of the goodwill impairment in fiscal 2012.

DESCRIPTION OF THE NOTES

In this Description of the Notes, “Issuer” refers only to Ruby Tuesday, Inc., and any successor obligor on the notes, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

The Issuer issued the old Notes under an indenture among the Issuer, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (as supplemented as of the date of this prospectus). The indenture is subject to and governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

All references to notes below refer to the old Notes and the new Notes unless the context otherwise requires.

The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the indenture are available as described under “Where You Can Find More Information.”

Basic Terms of Notes

The notes

•	are unsecured unsubordinated obligations of the Issuer, guaranteed by each Subsidiary Guarantor;

•	are issued in an original aggregate principal amount of $238.5 million;

•	mature on May 15, 2020;

•

bear interest commencing the most recent date to which interest has been paid or provided for at 7 5/8%, payable semiannually on each May 15 and November 15 to holders of record on the May 1 or November 1 immediately preceding the interest payment date;

•	bear interest on overdue principal, and overdue interest, at the rate otherwise applicable to the notes.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Ranking

The notes and the guarantees thereof are unsecured obligations of the Issuer and the Guarantors, ranking equally in right of payment with all existing and future unsubordinated obligations of the Issuer and the Guarantors, but effectively junior to all secured debt, to the extent of the value of assets securing such debt. Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Issuer, including holders of the notes. The notes and each Note Guaranty therefore are effectively subordinated to the claims of creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of the Issuer (other than the Guarantors). As of December 4, 2012, the Issuer and the Guarantors had $308.7 million of outstanding Debt, of which $73.3 million was mortgage Debt, and the Issuer had availability under the Credit Agreement of $189.8 million, after taking into consideration $10.2 million of undrawn letters of credit. As of December 4, 2012, the Issuer’s subsidiaries (other than the Guarantors) had no outstanding Debt and no other liabilities. Although the indenture limits the incurrence of Debt and Disqualified or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt or Disqualified or Preferred Stock under the indenture. See “—Certain Covenants—Limitation on Debt.”

Additional Notes

Subject to the covenants described below, the Issuer may issue notes under the indenture having the same terms in all respects as the notes except that the issue price may be different and interest will accrue on the additional notes from their date of issuance. The notes offered hereby and any additional notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes, provided that if the additional notes are not fungible with the notes for United States federal income tax or securities law purposes, the additional notes will have a separate CUSIP number.

Optional Redemption

Except as set forth in the next three paragraphs, the notes are not redeemable at the option of the Issuer.

At any time and from time to time on or after May 15, 2016, the Issuer may redeem the notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing	Percentage
May 15, 2016	103.813%
May 15, 2017	101.906%
May 15, 2018 and thereafter	100.000%

At any time and from time to time prior to May 15, 2015, the Issuer may redeem notes with the net cash proceeds received by the Issuer from any Equity Offering at a redemption price equal to 107.625% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the notes, including additional notes; provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the original aggregate principal amount of the notes remains outstanding immediately thereafter.

In addition, prior to May 15, 2016, the Issuer may redeem the notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of such note; and

(2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such note on May 15, 2016 (as stated in the table above), plus (ii) all required interest payments due on such note through May 15, 2016 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of such note.

Notice of redemption will be mailed by first-class mail at least 30 and not more than 60 days before the date of redemption to each holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the indenture. If fewer than all of the notes are being redeemed, the trustee will select the notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in denominations of $1,000 principal amount and multiples thereof. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Once notice of redemption is sent to the holders, notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, notes redeemed will cease to accrue interest.

No Mandatory Redemption or Sinking Fund; Offers to Purchase; Open Market Purchases

There will be no mandatory redemption or sinking fund payments for the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions “—Certain Covenants—Repurchase of Notes upon a Change of Control” and “Certain Covenants—Limitation on Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise.

Guarantees

The obligations of the Issuer pursuant to the notes, including any repurchase obligation resulting from a Change of Control, are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by each Subsidiary Guarantor. If the Issuer or any of its Restricted Subsidiaries acquires or creates a Domestic Restricted Subsidiary after the date of the indenture that guarantees or is a borrower under any Credit Facility or any capital markets debt, the new Domestic Restricted Subsidiary must provide a guaranty of the notes (a “Note Guaranty”).

Each Note Guaranty will be limited to the maximum amount that would not render the Guarantors’ obligations subject to avoidance under applicable fraudulent transfer provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guaranty. See “Risk Factors—Risks Related to the Notes—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.”

The following Domestic Restricted Subsidiaries of the Issuer are not Subsidiary Guarantors: Ruby Tuesday of Allegany County, Inc., a Maryland corporation; RT of Columbia, Inc., a Maryland corporation; RT of Clarksville, Inc., a Maryland corporation; Ruby Tuesday of Pocomoke City, Inc., a Maryland corporation; Orpah, Inc., a Maryland corporation; Ruby Tuesday of St. Mary’s, Inc., a Maryland corporation; Ruby Tuesday of Frederick, Inc., a Maryland corporation; RT of Cecil County, Inc., a Maryland corporation; and Ruby Tuesday Sunday Club, Inc., an Alabama corporation.

The Note Guaranty of a Guarantor will terminate upon

(1) a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Issuer or a Restricted Subsidiary) otherwise permitted by the indenture,

(2) the designation in accordance with the indenture of the Guarantor as an Unrestricted Subsidiary or the Guarantor otherwise ceases to be a Restricted Subsidiary in accordance with the indenture,

(3) in the case of any Domestic Restricted Subsidiary that after the Issue Date is required to provide a Note Guaranty of the notes pursuant to the covenant described under “—Certain Covenants—Guarantees by Restricted Subsidiaries,” the release or discharge of the guaranty by such Restricted Subsidiary of Debt of the Issuer or any Restricted Subsidiary of the Issuer or such Restricted Subsidiary or the repayment of the Debt, which resulted in the obligation to provide a Note Guaranty of the notes, except if a release or discharge is by or as a result of payment under such other guaranty, or

(4) defeasance or discharge of the notes, as provided in “Defeasance and Discharge.”

Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade

The obligation of the Issuer and its Restricted Subsidiaries to comply with the provisions of the indenture described below under the caption “Certain Covenants” (except for the covenants described under “Limitation on Liens,” “Designation of Restricted and Unrestricted Subsidiaries,” “Financial Reports” and “Repurchase of Notes upon a Change of Control”) and clause (a) (3) under “Consolidation, Merger or Sale of Assets—The Issuer” will be suspended (such suspended covenants, the “Suspended Covenants”) and cease to have any further effect from and after the first date when the notes have an Investment Grade Rating; provided, that if the notes cease to have an Investment Grade Rating, then, from and after such time, the obligation of the Issuer and its Restricted Subsidiaries to comply with the Suspended Covenants shall be reinstated.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Subsidiaries prior to such reinstatement shall give rise to a Default or Event of Default under the indenture upon reinstatement; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made on or after the Issue Date, for purposes of clause (a)(3) of the “Limitation on Restricted Payments” covenant, will be calculated as though such covenant had been in effect during the entire period after such date; (2) all Debt, Incurred, during the suspension period will be deemed to have been Incurred pursuant to clause (8) of paragraph (b) of “Limitation on Debt,” and (3) promptly, and in any event within 10 business days of such reinstatement, any Restricted Subsidiary that would have been required prior to such reinstatement by the “Guarantees by Restricted Subsidiaries” covenant to execute a supplemental indenture (but for the suspension of such covenant) will execute such supplemental indenture required by such covenant.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Debt

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt or Disqualified Stock, and will not permit any of its Restricted Subsidiaries that are not Guarantors to Incur any Preferred Stock (other than Disqualified Stock or Preferred Stock of Restricted Subsidiaries held by the Issuer or a Restricted Subsidiary, so long as it is so held); provided that the Issuer or any Restricted Subsidiary may Incur Debt, Disqualified Stock or Preferred Stock if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio is not less than 2.0 to 1.0 (the “Fixed Charge Coverage Test”); provided, further, that the maximum aggregate principal amount of Debt, Disqualified Stock or Preferred Stock that non-Guarantors may incur under this paragraph (a) is $25.0 million outstanding at any time.

(b) Notwithstanding the foregoing, the Issuer and, to the extent provided below, any Restricted Subsidiary may Incur the following (“Permitted Debt”):

(1) Debt (“Permitted Bank Debt”) of the Issuer or any Restricted Subsidiary pursuant to Credit Facilities (and, without duplication, Guarantees of such Debt by the Issuer or any Restricted Subsidiary), including the amount of any outstanding revolving credit loans; provided that the aggregate principal amount at any time outstanding does not exceed the greater of (x) $200.0 million and (y) an amount such that, on a pro forma basis after giving effect to the Incurrence of such Debt (and application of the net proceeds therefrom), the Secured Debt Ratio would be no greater than 2.5 to 1.0, less (i) any amount of such Debt permanently repaid as provided under the “Limitation on Asset Sales” and (ii) the outstanding principal amount of any Permitted Receivables Financing;

(2) Debt of the Issuer or any Restricted Subsidiary to the Issuer or any Restricted Subsidiary so long as such Debt continues to be owed to the Issuer or a Restricted Subsidiary and which, if the obligor is the Issuer or a Guarantor and such Debt is owed to a non-Guarantor, is subordinated in right of payment to the notes;

(3) Debt of the Issuer pursuant to the notes (other than additional notes) and Debt of any Guarantor pursuant to a Note Guaranty of the notes (including additional notes) and Exchange Notes (and Note Guarantees) in respect thereof;

(4) Debt, Disqualified Stock or Preferred Stock (“Permitted Refinancing Debt”) of the Issuer or any Restricted Subsidiary constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used (or will be used within 90 days) to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Debt, Disqualified Stock or Preferred Stock in an amount not to exceed the principal amount or liquidation value of the Debt, Disqualified Stock or Preferred Stock so refinanced, plus premiums, fees and expenses; provided that

(A) in case Debt to be refinanced is subordinated in right of payment to the notes, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Debt to be refinanced is subordinated in right of payment to the notes;

(B) the new Debt, Disqualified Stock or Preferred Stock does not have a Stated Maturity prior to the earlier of (i) the Stated Maturity of the Debt, Disqualified Stock or Preferred Stock to be refinanced and (ii) one year after the Stated Maturity of the notes, and the new Debt, Disqualified Stock or Preferred Stock has an Average Life at the time of Incurrence that is not less than the shorter of (x) the remaining Average Life of the Debt, Disqualified Stock or Preferred Stock being refinanced and (y) the Average Life that would result if all payments of principal on the Debt, Disqualified Stock and Preferred Stock being refinanced that were due on or after the date that is one year following the last maturity date of any notes then outstanding were instead due on such date;

(C) in no event may Debt, Disqualified Stock or Preferred Stock of the Issuer or any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor;

(D) Debt, Disqualified Stock or Preferred Stock Incurred pursuant to clauses (1), (2), (5), (6) and (10) through (16) may not be refinanced pursuant to this clause (4); and

(E) no Debt may be issued to refinance Disqualified Stock or Preferred Stock;

(5) Hedging Agreements of the Issuer or any Restricted Subsidiary in the ordinary course of business and not entered into for speculation;

(6) Debt of the Issuer or any Restricted Subsidiary with respect to (A) letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting other Debt, including letters of credit supporting performance, surety or appeal bonds, workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims; (B) indemnification, adjustment of purchase price, earn-out or obligations incurred in connection with the acquisition or disposition of any business or assets; provided that such Debt is not reflected on the balance sheet of the Issuer or any of its Restricted Subsidiaries and (C) Guarantees of Debt of (i) suppliers, licensees, franchisees or customers in the ordinary course of business or (ii) joint ventures, in an aggregate amount at any time outstanding under this clause (C) not to exceed the greater of $75.0 million and 4.0% of Total Assets;

(7) Acquired Debt; provided, that after giving effect to the Incurrence thereof, (i) the Issuer could Incur at least $1.00 of Debt under the Fixed Charge Coverage Test or (ii) the Fixed Charge Coverage Ratio would be greater than the Fixed Charge Coverage Ratio immediately prior to such Incurrence;

(8) Debt of the Issuer or any Restricted Subsidiary outstanding on the Issue Date (and, for purposes of clause (4)(D), not otherwise constituting Permitted Debt);

(9) Debt, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary, which may include Capital Leases, Incurred on or after the Issue Date no later than 365 days after the date of purchase or completion of construction, improvement, repair or replacement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) for the purpose of financing all or any part of the purchase price or cost thereof and any related taxes or transaction costs; provided that the principal amount of any Debt Incurred pursuant to this clause may not exceed at any time outstanding (a) the greater of $50.0 million and 4.0% of Total Assets (measured at the time of Incurrence of any such Debt) less (b) the aggregate outstanding amount of Permitted Refinancing Debt Incurred to refinance Debt Incurred pursuant to this clause;

(10) Debt of Foreign Restricted Subsidiaries Incurred on or after the Issue Date in an aggregate principal amount not to exceed $25.0 million at any one time outstanding;

(11) Debt of the Issuer or any Guarantor consisting of co-issuances or Guarantees of Debt of the Issuer or any Restricted Subsidiary Incurred under any other clause of this covenant;

(12) Debt, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary Incurred on or after the Issue Date not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed $40.0 million;

(13) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Debt is extinguished within five Business Days of Incurrence;

(14) Debt of the Issuer or any Restricted Subsidiary consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(15) Debt of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to Credit Facilities (which letter of credit or bank guarantee is Incurred pursuant to clause (1) above) in a principal amount not in excess of the stated amount of such letter of credit;

(16) any Permitted Receivables Financing in an aggregate principal amount at any time outstanding not to exceed (A) the maximum amount of Debt permitted to be Incurred under clause (1) at such time, less (B) the amount of Debt incurred under clause (1) outstanding at such time; and

(17) Debt issued by the Issuer or a Restricted Subsidiary to current or former officers, directors or employees thereof or any direct or indirect parent thereof (or their spouses or former spouses or estates or beneficiaries under their estates) to finance the purchase or redemption of Equity Interests of any direct or indirect parent of the Issuer to the extent permitted by clause (b)(7) under “Limitation on Restricted Payments.”

(c) For purposes of determining compliance with this covenant:

(1) in the event that an item of Debt, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to paragraph (a) of this covenant, the Issuer, in its sole discretion, will classify and may reclassify (based on circumstances at the time of any such reclassification) such item of Debt, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Debt, Disqualified Stock or Preferred Stock in one of the above clauses; and

(2) at the time of Incurrence, classification or reclassification, the Issuer will be entitled to divide, classify and reclassify an item of Debt in more than one of the types of Debt described in paragraphs (a) and (b) above;

provided that all Debt outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (1) of paragraph (b).

(d) Neither the Issuer nor any Guarantor may Incur Debt that is subordinate in right of payment to any Debt of the Issuer or the Guarantor unless such Debt is subordinated in right of payment to the notes or the relevant Note Guaranty. This does not apply to distinctions between categories of Debt that exist by reason of any Liens, any customary provisions of any inter-creditor arrangements related to subordination of any such Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•

declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in the Issuer’s Qualified Equity Interests) held by Persons other than the Issuer or any of its Restricted Subsidiaries;

•

purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or any of its Restricted Subsidiaries;

•

repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt except a payment of interest or principal at Stated Maturity (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Debt in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Debt permitted under clause (b)(2) of the “Limitation on Debt” covenant); or

•	make any Investment other than a Permitted Investment;

unless, after giving effect to the proposed Restricted Payment:

(1) no Default has occurred and is continuing,

(2) the Issuer could Incur at least $1.00 of Debt under the Fixed Charge Coverage Test, and

(3) the aggregate amount expended for all Restricted Payments made on or after the Issue Date would not, subject to paragraph (c), exceed the sum of

(A) 50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning on February 29, 2012 and ending on the last day of the Issuer’s most recently completed fiscal quarter for which financial statements have been provided (or if not timely provided, required to be provided) pursuant to the indenture, plus

(B) subject to paragraph (c), the aggregate Net Cash Proceeds received by the Issuer (other than from a Subsidiary) after the Issue Date from (i) the issuance and sale of Qualified Equity Interests, including by way of issuance of Disqualified Equity Interests or Debt to the extent such Disqualified Equity Interest or Debt has been converted into Qualified Equity Interests of the Issuer or any direct or indirect parent of the Issuer (and contributed to the Issuer as a contribution to its common equity), and (ii) other contributions to the common equity capital of the Issuer, other than Excluded Contributions, plus

(C) an amount equal to the sum, for all Unrestricted Subsidiaries, of the following:

(x) the cash return, and the fair market value of assets or property received, after the Issue Date, on Investments in an Unrestricted Subsidiary made after the Issue Date pursuant to this paragraph (a) as a result of any sale, repayment, redemption, liquidating distribution or other realization (not included in Consolidated Net Income), plus

(y) all distributions or dividends to the Issuer or a Restricted Subsidiary from Unrestricted Subsidiaries (provided that such distributions or dividends shall be excluded in calculating Consolidated Net Income for purposes of clause 3(A)), plus

(z) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the assets less liabilities of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary (other than to the extent the Investment in such Unrestricted Subsidiary constitutes a Permitted Investment), in each case not to exceed in any case the amount of Investments previously made by the Company or any Restricted Subsidiary plus

(D) the cash return, and the fair market value of property received, after the Issue Date, on any other Investment (other than to the extent the Investment constitutes a Permitted Investment) made after the Issue Date pursuant to this paragraph (a), as a result of any sale, repayment, redemption, liquidating distribution or other realization (not included in Consolidated Net Income), not to exceed in any case the amount of such Investments previously made by the Company or any Restricted Subsidiary.

The amount expended in any Restricted Payment, if other than in cash, will be deemed to be the fair market value of the relevant non-cash assets or property, as determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a Board Resolution.

(b) The foregoing will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with paragraph (a);

(2) dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Issuer, to all holders of any class of Capital Stock of such Restricted Subsidiary a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Issuer;

(3) the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt;

(4) the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Issuer, any direct or indirect parent of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of, (i) an offering (occurring within 60 days of such purchase, redemption or other acquisition or retirement for value) of Qualified Equity Interests of the Issuer or of Qualified Equity Interests of any direct or indirect parent of Issuer to the extent contributed to the common equity of the Issuer or (ii) a contribution to the common equity capital of the Issuer;

(5) the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt of the Issuer or any Guarantor in exchange for, or out of the proceeds of, (i) an offering (occurring within 60 days of such purchase, redemption or other acquisition or retirement for value) of Qualified Equity Interests of the Issuer or of Qualified Equity Interests of any direct or indirect parent of Issuer to the extent contributed to the common equity of the Issuer or (ii) a contribution to the common equity capital of the Issuer;

(6) any Investment made in exchange for, or out of the net cash proceeds of, a substantially concurrent offering of (i) Qualified Equity Interests of the Issuer or of Qualified Equity Interests of any direct or indirect parent of Issuer to the extent contributed to the common equity of the Issuer or (ii) a contribution to the common equity capital of the Issuer;

(7) amounts paid to any direct or indirect parent of Issuer for the purchase, redemption or other acquisition or retirement for value of Equity Interests of such parent held by officers, directors or employees or former officers, directors or employees of the Issuer, any Restricted Subsidiary or any such parent (or their spouses or former spouses or estates or beneficiaries under their estates), upon death, disability, retirement, severance or termination of employment or pursuant to any agreement under which the Equity Interests were issued; provided that the aggregate cash consideration paid therefor does not exceed an amount equal to (A) $5.0 million in any twelve-month period, (with unused amounts being available to be used in subsequent periods) plus (B) the amount of any net cash proceeds received by or contributed to the Issuer from the issuance and sale after the Issue Date of Qualified Equity Interests of the Issuer or any direct or indirect parent of Issuer to its officers, directors or employees that have not previously been applied to the payment of Restricted Payments pursuant to this covenant or considered an Excluded Contribution, plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this covenant or considered an Excluded Contribution;

(8) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof pursuant to provisions similar to those described under the captions “Repurchase of Notes Upon a Change of Control” and “Limitation on Asset Sales”; provided that, in each case, prior to the repurchase the Issuer has made an Offer to Purchase and repurchased all notes issued under the indenture that were validly tendered for payment in connection with such Offer to Purchase;

(9)(a) payments to any direct or indirect parent of Issuer of (i) amounts relating to taxes, in an amount not to exceed the amount of taxes the Issuer and its Subsidiaries would pay on a stand-alone basis, plus (ii) amounts necessary to pay expenses required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, its officers and employees and corporate overhead expenses, plus (iii) amounts necessary to make interest and principal payments on Debt of any direct or indirect parent of the Issuer the proceeds of which have been contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Debt of, the Issuer Incurred in accordance with the “Limitation on Debt” covenant, plus (iv) amounts necessary to pay customary and reasonable costs and expenses of financings, acquisitions or offerings of securities of any direct or indirect parent of the Issuer that are not consummated or (b) any “deemed dividend” resulting under the tax laws from, or in connection with, the filing of a consolidated or combined tax return by such direct or indirect parent of the Issuer (and not involving any cash distribution from the Issuer except as permitted by clause (a)(i) above);

(10) repurchases of Equity Interests deemed to occur upon the exercise of stock options if the Equity Interests represent all or a portion of the exercise price thereof (or related withholding taxes), and Restricted Payments by the Issuer to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any the Issuer;

(11) Restricted Payments that are made with Excluded Contributions;

(12) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Debt” to the extent such dividends are included in the definition of Fixed Charges and payment of any redemption price or liquidation value of any such Disqualified Stock or Preferred Stock when due in accordance with its terms;

(13) [Reserved];

(14) other Restricted Payments in an aggregate amount not to exceed $100.0 million; provided that with respect to any such Restricted Payments made pursuant to this clause (14) in excess of $15.0 million, at the time of any such Restricted Payment and after giving effect thereto on a pro forma basis the Leverage Ratio is not greater than 4.0 to 1.0; and

(15) the Share Repurchase;

provided that, in the case of clauses (7), (9)(iii) and (9)(iv) no Default has occurred and is continuing or would occur as a result thereof.

(c) Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4), (5), (6) or (7) of paragraph (b). Restricted Payments permitted pursuant to paragraph (b) (other than Restricted Payments permitted by clauses (1), (7) and (8) of paragraph (b)) will not be included in making the calculations under clause (3) of paragraph (a).

(d) For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (15) of paragraph (b) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be entitled to classify or reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant; provided that any re-classification of any Restricted Payment made pursuant to clause (14) of paragraph (b) above shall be disregarded for purposes of determining if the amount of Restricted Payments made pursuant to such clause (14) is in excess of $15.0 million.

Limitation on Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien to secure Debt on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes or any Note Guaranty, senior in priority to such Liens) the obligations so secured for so long as such obligations are so secured.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) Except as provided in paragraph (b), the Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

(1) pay dividends or make any other distributions on any Equity Interests of the Restricted Subsidiary owned by the Issuer or any other Restricted Subsidiary,

(2) pay any Debt or other obligation owed to the Issuer or any other Restricted Subsidiary,

(3) make loans or advances to the Issuer or any other Restricted Subsidiary, or

(4) transfer any of its property or assets to the Issuer or any other Restricted Subsidiary.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions

(1) existing on the Issue Date in the Credit Agreement, the indenture or any other agreements in effect on the Issue Date, and any amendments, modifications, extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the amendment, modification, extension, renewal, replacement or refinancing are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrances and other restrictions taken as a whole than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(2) existing under or by reason of applicable law, rule, regulation or order;

(3) existing

(A) with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by the Issuer or any Restricted Subsidiary, or

(B) with respect to any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary,

which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any extensions, renewals, replacements or refinancings of any of the foregoing; provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrances and other restrictions taken as a whole than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(4) of the type described in clause (a)(4) arising or agreed to in the ordinary course of business (i) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license or (ii) by virtue of any Lien on, or agreement to transfer, option or similar right (including any asset sale or stock sale agreement) with respect to, any property or assets of the Issuer or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Restricted Subsidiary that is permitted by “Limitation on Asset Sales;”

(6) required pursuant to the indenture;

(7) existing pursuant to customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(8) consisting of restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(9) existing pursuant to any instrument governing any Debt or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary; provided that, in the case of Debt, the incurrence of such Debt as a result of such Person becoming a Restricted Subsidiary was permitted by the terms of the indenture;

(10) consisting of customary restrictions pursuant to any Permitted Receivables Financing;

(11) existing pursuant to provisions in instruments governing other Debt, Disqualified Stock or Preferred Stock of Restricted Subsidiaries permitted to be Incurred after the Issue Date pursuant to the provisions of the “Limitation on Debt” covenant; provided that (i) such provisions are customary for instruments of such type (as determined in good faith by the Issuer) and (ii) the Issuer determines in good faith that such restrictions will not materially adversely impact the ability of the Issuer to make required principal and interest payments on the notes;

(12) existing pursuant to purchase money obligations for property acquired in the ordinary course of business and Capital Lease obligations that impose restrictions of the nature discussed in clause (a)(4) above on the property so acquired;

(13) contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary; and

(14) of the type referred to in paragraph (a) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrances and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Debt Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Guarantees by Restricted Subsidiaries

If and for so long as any Domestic Restricted Subsidiary Guarantees or is a borrower under the Credit Agreement or any capital markets debt securities, such Domestic Restricted Subsidiary shall provide a Note Guaranty, and, if the guaranteed Debt of the Issuer is Subordinated Debt, the Guarantee of such guaranteed Debt must be subordinated in right of payment to the Note Guaranty to at least the extent that the guaranteed Debt is subordinated to the notes.

Repurchase of Notes upon a Change of Control

Not later than 30 days following a Change of Control, the Issuer will make an offer to purchase (an “Offer to Purchase”) all outstanding notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

An Offer to Purchase must be made by written offer, which will specify the principal amount of notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five Business Days after the expiration date. The offer will also contain instructions and materials necessary to enable holders to tender notes pursuant to the offer.

A holder may tender all or any portion of its notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a note tendered must be in a multiple of $1,000 principal amount. Holders are entitled to withdraw notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each note accepted for purchase pursuant to the Offer to Purchase, and interest on notes purchased will cease to accrue on and after the purchase date.

The Issuer will comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.

The Issuer has agreed in the indenture that it will timely repay Debt or obtain consents as necessary under, or terminate, agreements or instruments that would otherwise prohibit an Offer to Purchase required to be made pursuant to the indenture. Notwithstanding this agreement of the Issuer, it is important to note the following:

The Credit Agreement prohibits the Issuer from purchasing notes in the event of a Change of Control and also provides that the occurrence of certain change of control events with respect to the Issuer would constitute a default thereunder. In the event a Change of Control occurs, the Issuer could seek the consent of the Credit Agreement lenders to the purchase of notes or could attempt to refinance the Credit Agreement. If the Issuer were not able to obtain that consent or to refinance, it would continue to be prohibited from purchasing notes. In that case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would in turn constitute a default under the Credit Agreement.

Future debt of the Issuer may also prohibit the Issuer from purchasing notes in the event of a Change of Control, provide that a Change of Control is a default or require repurchase upon a Change of Control. Moreover, the exercise by the noteholders of their right to require the Issuer to purchase the notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on the Issuer.

Finally, the Issuer’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to finance a change of control offer.”

The Issuer’s obligation to make an Offer to Purchase in connection with a Change of Control will be satisfied if a third party makes the Offer to Purchase in the manner and at the times and otherwise in compliance with the requirements applicable to an Offer to Purchase made by the Issuer and purchases all notes properly tendered and not withdrawn under the Offer to Purchase.

The phrase “all or substantially all,” as used with respect to the assets of the Issuer in the definition of “Change of Control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of the Issuer has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the notes to require that the Issuer purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Holders may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest where our Board of Directors does not approve a dissident slate of directors but approves them as continuing directors, even if our Board of Directors initially opposed the directors.

The provisions under the indenture relating to the Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or amended as described in “—Amendments and Waivers.”

Limitation on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:

(1) The Asset Sale is for fair market value.

(2) At least 75% of the consideration consists of cash or Cash Equivalents received at closing. (For purposes of this clause (2) only, (A) the assumption by the purchaser of Debt or other obligations (other than Subordinated Debt) of the Issuer or a Restricted Subsidiary not incurred in contemplation of such Asset Sale pursuant to a customary novation agreement, (B) instruments or securities received from the purchaser that are promptly, but in any event within 365 days of the closing, converted by the Issuer to cash, to the extent of the cash actually so received, (C) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed the greater of $25.0 million or 2% of Total Assets (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), (D) the fair market value of any assets (including current assets) received by the Issuer or any Restricted Subsidiary to be used by it in the Permitted Business and (E) the fair market value of any Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer, shall be considered cash received or Cash Equivalents at closing).

(3) Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds may be used

(A) to permanently repay secured Debt of the Issuer or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor (and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than the Issuer or any Restricted Subsidiary,

(B) to reduce or repay other Debt (other than Subordinated Debt) (and to correspondingly reduce commitments with respect thereto); provided that, to the extent the Issuer reduces Obligations under such Debt, the Issuer shall equally and ratably reduce Obligations under the notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer to Purchase) to all holders to purchase their notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid,

(C) to acquire all or substantially all of the assets of a Permitted Business, or a majority of the Voting Stock of another Person that thereupon becomes a Restricted Subsidiary engaged in a Permitted Business, or to make capital expenditures or otherwise acquire assets (including current assets) that are to be used in a Permitted Business,

(D) to enter into a binding commitment to take any of the actions described in the foregoing subclauses (A), (B) and (C), and take such action within 180 days after the date of such commitment, or

(E) any combination of the foregoing subclauses (A) through (D).

Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, cash or Cash Equivalents (whether or not actual Net Cash Proceeds of such Asset Sale) used for the purposes described in subclauses (A), (B) and (C) of this clause (3) that are designated as uses in accordance with this clause (3), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Cash Proceeds applied in accordance with this clause (3).

(4) The Net Cash Proceeds of an Asset Sale not applied pursuant to clause (3) within 365 days of the Asset Sale constitute “Excess Proceeds.” Excess Proceeds of less than $17.5 million will be carried forward and accumulated; provided that until the aggregate amount of Excess Proceeds equals or exceeds $17.5 million, all or any portion of such Excess Proceeds may be used or invested in the manner described in clause (3) above and such invested amount shall no longer be considered Excess Proceeds. When accumulated Excess Proceeds equals or exceeds $17.5 million, the Issuer must, within 30 days, make an Offer to Purchase to all holders of notes issued under such indenture and, if required by the terms of any Debt that is pari passu in right of payment with the notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness and to purchase the maximum principal amount of notes and such Pari Passu Indebtedness to which the Offer to Purchase applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the notes in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in the indenture and, with respect to the notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

If the Offer to Purchase is for less than all of the outstanding notes and such Pari Passu Indebtedness and notes and Pari Passu Indebtedness in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Issuer will purchase notes and such Pari Passu Indebtedness having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of $1,000 principal amount will be purchased. The Issuer may satisfy its obligation to make an Offer to Purchase with respect to any Net Cash Proceeds of any Asset Sale by making an Offer to Purchase with respect to such Net Cash Proceeds prior to the expiration of the 365 day period. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by the indenture.

Limitation on Transactions with Affiliates

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with any Affiliate of the Issuer or any Restricted Subsidiary (a “Related Party Transaction”), involving aggregate payment or consideration in excess of $15.0 million, except upon terms no less favorable to the Issuer or the Restricted Subsidiary than could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Issuer.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $25.0 million must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a Board Resolution.

(c) The foregoing paragraphs do not apply to

(1) any transaction between or among the Issuer and/or any of its Restricted Subsidiaries;

(2) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, members of the board of directors or managers, employees or consultants of the Issuer or any Restricted Subsidiary;

(3) any Restricted Payments made in accordance with “Limitation on Restricted Payments” and Permitted Investments;

(4) transactions or payments, including grants of securities, stock options and similar rights, pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business or approved by the Issuer’s Board of Directors in good faith;

(5) transactions pursuant to any contract or agreement in effect on the Issue Date, as amended, modified or replaced from time to time (so long as any such amendment is not disadvantageous in any material respect to the holders of notes when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(6) any transaction in which the Issuer or any Restricted Subsidiary, as the case may be, obtains a favorable written opinion from a nationally recognized investment banking firm as to the fairness of the transaction to the Issuer and its Restricted Subsidiaries from a financial point of view;

(7) the entering into of a customary agreement providing registration rights to the direct or indirect shareholders of the Issuer and the performance of such agreements;

(8) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person or any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Equity Interests (other than Disqualified Stock) or any contribution to the capital of the Issuer;

(9) the entering into of any tax sharing agreement or arrangement or any other transactions undertaken in good faith that is consistent with paragraph (b)(9)(a)(i) of the “Limitation on Restricted Payments” covenant;

(10) pledges of Equity Interests of Unrestricted Subsidiaries;

(11) any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, (B) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm or (C) any management services or support agreement entered into on terms consistent with past practice and approved by a majority of the Issuer’s Board of Directors in good faith;

(13) payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Issuer’s Board of Directors in good faith;

(14) sales of Accounts Receivable, or participations therein, or any related transaction, in connection with any Permitted Receivables Financing;

(15) transactions permitted by, and complying with, the provisions of the “Consolidation, Merger or Sale of Assets” covenant, or any merger, consolidation or reorganization of the Issuer with an Affiliate, solely for the purposes of (a) reorganizing to facilitate an initial public offering of securities of the Issuer or any direct or indirect parent company, (b) forming a holding company or (c) reincorporating the Issuer in a new jurisdiction;

(16) transactions between the Issuer or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Issuer or any direct or indirect parent of the Issuer; provided that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person; or

(17) the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business; provided that the Board of Directors determines in good faith that the formation and maintenance of such group or subgroup is in the best interests of the Issuer and will not materially adversely affect the Issuer’s ability to perform its obligations under the Indenture.

Designation of Restricted and Unrestricted Subsidiaries

(a) The Board of Directors may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if it meets the following qualifications and the designation would not cause a Default.

(1) Such Subsidiary does not own any Capital Stock of the Issuer (other than Qualified Equity Interests) or any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so designated or hold any Lien on any property of the Issuer or any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so designated.

(2) At the time of the designation, the designation would be permitted under “Limitation on Restricted Payments” or as a Permitted Investment.

(3) To the extent the Debt of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by the Issuer or any Restricted Subsidiary is permitted under “Limitation on Debt” and “Limitation on Restricted Payments.”

(4) Neither the Issuer nor any Restricted Subsidiary has any obligation to subscribe for additional Equity Interests of the Subsidiary or to maintain or preserve its financial condition or cause it to achieve specified levels of operating results, except to the extent permitted by “Limitation on Debt” and “Limitation on Restricted Payments.”

Once so designated the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).

(b) (1) A Subsidiary previously designated an Unrestricted Subsidiary which fails to meet the qualifications set forth in paragraph (a) will be deemed to become at that time a Restricted Subsidiary, subject to the consequences set forth in paragraph (d).

(2) The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if (x) the designation would not cause a Default and (y) immediately after giving effect to the transaction on a pro forma basis, (i) the Issuer could Incur at least $1.00 of Debt under the Fixed Charge Coverage Test or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior thereto.

(c) Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary,

(1) all existing Investments of the Issuer and the Restricted Subsidiaries therein (valued at the Issuer’s proportional share of the fair market value of its assets less liabilities) will be deemed made at that time;

(2) all existing Capital Stock or Debt of the Issuer or a Restricted Subsidiary held by it will be deemed Incurred at that time, and all Liens on property of the Issuer or a Restricted Subsidiary held by it will be deemed incurred at that time;

(3) all existing transactions between it and the Issuer or any Restricted Subsidiary will be deemed entered into at that time;

(4) it is released at that time from its Note Guaranty, if any; and

(5) it will cease to be subject to the provisions of the indenture as a Restricted Subsidiary.

(d) Upon an Unrestricted Subsidiary becoming, or being deemed to become, a Restricted Subsidiary,

(1) all of its Debt and Disqualified or Preferred Stock will be deemed Incurred at that time for purposes of “Limitation on Debt,” but will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on Asset Sales;”

(2) Investments therein previously charged under “Limitation on Restricted Payments” will be credited thereunder;

(3) it may be required to issue a Note Guaranty pursuant to “Guarantees by Restricted Subsidiaries;” and

(4) it will thenceforward be subject to the provisions of the indenture as a Restricted Subsidiary.

(e) Any designation by the Board of Directors of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to the designation and an officer’s certificate certifying that the designation complied with the foregoing provisions.

Financial Reports

(a) Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer must provide the trustee and note holders, or file electronically with the SEC, within the time periods specified in the SEC’s rules and regulations for non-accelerated filers

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to annual information only, a report thereon by the Issuer’s certified independent accountants, and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports.

In addition, whether or not required by the SEC, the Issuer will, after the effectiveness of this exchange offer registration statement or a shelf registration statement, if the SEC will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) with the SEC for public availability within the time periods specified in the SEC’s rules and regulations. In addition, the Issuer will make the information and reports available to securities analysts and prospective investors upon request.

The Company will also hold quarterly conference calls for the holders of the notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with the Company’s equity investors and analysts). The conference call will be following the last day of each fiscal quarter of the Company and not later than 10 Business Days after the time that the Company distributes the financial information as set forth in the second preceding paragraph. No fewer than two days prior to the conference call, the Company will issue a press release announcing the time and date of such conference call and providing instructions for holders, securities analysts and prospective investors to obtain access to such call.

Notwithstanding the foregoing, if any direct or indirect parent of the Issuer fully and unconditionally guarantees the notes, the filing of such reports by such parent within the time periods specified above will satisfy such obligations of the Issuer; provided that, following effectiveness of an exchange offer registration statement or shelf registration statement, such reports shall include the information required by Rule 3-10 of Regulation S-X with respect to the Issuer and the Guarantors.

(b) For so long as any of the notes remain outstanding and constitute “restricted securities” under Rule 144 under the Securities Act, the Issuer will furnish to the holders of the notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c) Notwithstanding the foregoing, the requirements of paragraph (a) above shall be deemed satisfied prior to the effective date of this exchange offer registration statement or the shelf registration statement (as the case may be) by the filing with the SEC of this exchange offer registration statement or the shelf registration statement, and any amendments thereto, in accordance with the provisions of the registration rights agreement containing the information substantially consistent with that required by paragraph (a) and filed within the time periods set forth above.

Reports to Trustee

The Issuer will deliver to the trustee

(1) within 120 days after the end of each fiscal year a certificate stating that the Issuer has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status;

(2) as soon as possible and in any event within 30 days after the Issuer becomes aware of the occurrence of a Default, an officers’ certificate setting forth the details of the Default, and the action which the Issuer proposes to take with respect thereto.

Consolidation, Merger or Sale of Assets

The Issuer

(a) The Issuer will not

•	consolidate with or merge with or into any Person, or

•

sell, convey, transfer, lease, or otherwise dispose of all or substantially all of its assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person or

•	permit any Person to merge with or into the Issuer unless

(1) either (x) the Issuer is the continuing Person or (y) the resulting, surviving or transferee Person is a Person organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes by supplemental indenture all of the obligations of the Issuer under the indenture and the notes and the registration rights agreement;

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing;

(3) in the case of a transaction involving the Issuer, immediately after giving effect to the transaction on a pro forma basis, (i) the Issuer or the resulting surviving or transferee Person could Incur at least $1.00 of Debt under the Fixed Charge Coverage Test or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior thereto; and

(4) the Issuer delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the indenture;

provided, that clauses (2) through (4) do not apply (i) to the consolidation or merger of the Issuer with or into, or the sale by the Issuer of all or substantially all its assets to, a Restricted Subsidiary or the consolidation or merger of a Restricted Subsidiary with or into, or the sale by such Subsidiary of all or substantially all of its assets to, the Issuer or (ii) if, in the good faith determination of the Board of Directors of the Issuer, whose determination is evidenced by a Board Resolution, the sole purpose of the transaction is to change the jurisdiction of incorporation of the Issuer or to form a holding company for the Issuer (provided that such holding company becomes a Guarantor).

The foregoing shall not apply to (i) any transfer of assets by the Issuer to any Guarantor, (ii) any transfer of assets among Guarantors or (iii) any transfer of assets by a Restricted Subsidiary that is not a Guarantor to (x) another Restricted Subsidiary that is not a Guarantor or (y) the Issuer or any Guarantor.

(b) Upon the consummation of any transaction effected in accordance with these provisions, if the Issuer is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the indenture and the notes with the same effect as if such successor Person had been named as the Issuer in the Indenture. Upon such substitution, except in the case of a lease of all or substantially all its assets, the Issuer will be released from its obligations under the indenture and the notes.

Guarantors

No Guarantor may

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Guarantor unless

(1) the other Person is the Issuer or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(2)(A) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and

(B) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(3) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Issuer or a Restricted Subsidiary) otherwise permitted by the indenture.

Default and Remedies

Events of Default

An “Event of Default” occurs if

(1) the Issuer defaults in the payment of the principal or premium of any note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise;

(2) the Issuer defaults in the payment of interest (including any additional interest) on any note when the same becomes due and payable, and the default continues for a period of 30 days;

(3) the Issuer fails to accept and pay for notes tendered when and as required pursuant to “Repurchase of Notes upon a Change of Control” or “Limitation on Asset Sales;”

(4) the Issuer defaults in the performance of or breaches any other covenant or agreement of the Issuer in the indenture or under the notes and the default or breach continues for a period of 60 consecutive days after written notice to the Issuer by the trustee or to the Issuer and the trustee by the holders of 25% or more in aggregate principal amount of the notes (except in the case of a default with respect to the “Consolidation, Merger or Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(5) the failure by the Issuer or any Significant Restricted Subsidiary to pay any Debt (other than Debt owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Debt by the holders thereof because of a default, in each case, if the total amount of such Debt unpaid or accelerated exceeds $30.0 million;

(6) one or more final judgments or orders for the payment of money are rendered against the Issuer or any of its Significant Restricted Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or charged against all such Persons to exceed $30.0 million (in excess of amounts which the Issuer’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(7) certain bankruptcy defaults occur with respect to the Issuer or any Significant Restricted Subsidiary; or

(8) any Note Guaranty of a Significant Restricted Subsidiary ceases to be in full force and effect, other than in accordance with the terms of the indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to the Issuer, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to the Issuer (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to the Issuer, the principal of and accrued interest on the notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding notes by written notice to the Issuer and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

In the event of a declaration of acceleration of the notes because an Event of Default described in clause (5) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured, or waived by the holders of the Debt, or the Debt that gave rise to such Event of Default shall have been discharged in full, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

(1) the holder has previously given to the trustee written notice of a continuing Event of Default;

(2) holders of at least 25% in aggregate principal amount of outstanding notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the Indenture;

(3) holders have offered to the trustee indemnity satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any note, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a committee of trust officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or such Guarantor under the notes, any Note Guaranty or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Amendments and Waivers

Amendments Without Consent of Holders

The Issuer and the trustee may amend or supplement the indenture, the notes or the Note Guarantees without notice to or the consent of any noteholder

(1) to cure any ambiguity, omission, mistake, defect or inconsistency in the indenture or the notes;

(2) to comply with “Consolidation, Merger or Sale of Assets;”

(3) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(4) to evidence and provide for the acceptance of an appointment by a successor trustee;

(5) to provide for uncertificated notes in addition to or in place of certificated notes; provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code;

(6) to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the indenture;

(7) to provide for or confirm the issuance of the Exchange Notes or additional notes;

(8) to conform to this “Description of the Notes;” or

(9) to make any change that would provide any additional rights or benefits to the holders or that does not materially adversely affect the legal rights under the indenture of any such holder.

Amendments With Consent of Holders

(a) Except as otherwise provided in “—Default and Remedies—Consequences of an Event of Default” or paragraph (b), the Issuer and the trustee may amend the indenture and the notes with the written consent of the holders of a majority in principal amount of the outstanding notes and the holders of a majority in principal amount of the outstanding notes may waive any past default or future compliance by the Issuer with any provision of the indenture or the notes (which may include consents or waivers obtained in connection with a tender offer or exchange offer for notes).

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not

(1) reduce the principal amount of or change the Stated Maturity of any note,

(2) reduce the rate of or change the Stated Maturity of any interest payment on any note,

(3) reduce the amount payable upon the redemption of any note or change the times at, or circumstances under, which any note may be redeemed at the option of the Issuer,

(4) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest purchase date thereunder,

(5) make any note payable in money other than that stated in the note,

(6) impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment, or

(7) reduce the percentage of the principal amount of the notes required for amendments or waivers.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Defeasance and Discharge

The Issuer may discharge its obligations under the notes and the indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions. For the avoidance of doubt, in the case of a discharge that occurs in connection with a redemption that is to occur on a make-whole redemption date, the amount to be deposited shall be the amount that, as of the date of such deposit, is deemed reasonably sufficient to make such payment and discharge on the make-whole redemption date, in the good-faith determination of the Issuer, as evidenced by an officer’s certificate.

The Issuer may also elect to

(1) discharge most of its obligations in respect of the notes and the indenture, not including obligations related to the defeasance trust or to the replacement of notes or its obligations to the trustee (“legal defeasance”) or

(2) discharge its obligations under most of the covenants and under clause (3) of “Consolidation, Merger or Sale of Assets—The Issuer” (and the events listed in clauses (3), (4), (5), (6) and (8) under “—Default and Remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the date of the indenture.

In the case of either discharge or defeasance, the Note Guarantees, if any, will terminate.

Concerning the Trustee

Wells Fargo Bank, National Association is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Issuer and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

Governing Law

The indenture, including any Note Guarantees, and the notes are governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles thereof.

Certain Definitions

“Accounts Receivable” means (1) accounts receivable, (2) franchise fee payments and other revenues related to franchise agreements, (3) royalty and other similar payments made related to the use of trade names and other intellectual property, business support, training and other services and (4) revenues related to distribution and merchandising of the products of the Issuer and its Restricted Subsidiaries.

“Acquired Debt” means Debt, Disqualified Stock or Preferred Stock of the Issuer, any Guarantor or any Restricted Subsidiary (provided that any such Restricted Subsidiary that is not a Guarantor will be merged with or into, or be the direct or indirect parent of, the acquired person) Incurred to finance an acquisition or other business combination or Debt, Disqualified Stock or Preferred Stock of a Person existing at the time the Person merges with or into or becomes a Restricted Subsidiary, whether or not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Sale” means any sale, lease, transfer or other disposition of any assets by the Issuer or any Restricted Subsidiary outside the ordinary course of business, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests of any Restricted Subsidiary (each of the above referred to as a “disposition”); provided that the following are not included in the definition of “Asset Sale”:

(1) a disposition to the Issuer or a Restricted Subsidiary, including the sale or issuance by the Issuer or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to the Issuer or any Restricted Subsidiary;

(2) the disposition by the Issuer or any Restricted Subsidiary in the ordinary course of business of (i) cash and Cash Equivalents, (ii) inventory and other assets acquired and held for resale in the ordinary course of business, (iii) damaged, worn out or obsolete assets or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries, or (iv) rights granted to others pursuant to leases, subleases, assignments, licenses or sublicenses;

(3) the sale or discount of Accounts Receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(4) a transaction covered by “Consolidation, Merger or Sale of Assets—The Issuer”;

(5) a Restricted Payment permitted under “Limitation on Restricted Payments” or a Permitted Investment;

(6) any disposition in a transaction or series of related transactions of assets with a fair market value of less than $17.5 million;

(7) any exchange of assets (including a combination of assets and Cash Equivalents) for assets used or useful in a Permitted Business (or Equity Interests in a Person that will be a Restricted Subsidiary following such transaction) of comparable or greater market value, as determined in good faith by the Issuer;

(8) any sale of Equity Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

(9) any financing transaction, including a sale and leaseback transaction, with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date;

(10) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(11) any surrender or waiver of contract rights pursuant to a settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(12) sales of Accounts Receivable, or participations therein, and any related assets, in connection with any Permitted Receivables Financing;

(13) foreclosure or any similar action with respect to any property or other asset of the Issuer or any of its Restricted Subsidiaries;

(14) dispositions in connection with Permitted Liens; and

(15) dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

“Average Life” means, with respect to any Debt, Disqualified Stock or Preferred Stocks the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock and (y) the amount of such payment by (ii) the sum of all such payments.

“Board of Directors” means the board of directors or managers of the Issuer or, except for purposes of “Change of Control,” any committee thereof.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or nonvoting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Cash Equivalents” means

(1) United States dollars, or money in other currencies received in the ordinary course of business,

(2) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations with maturities not exceeding one year from the date of acquisition,

(3) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or the District of Columbia whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s,

(4) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5) commercial paper rated at least P-1 by Moody’s or A-1 by S&P and maturing within twelve months after the date of acquisition,

(6) Debt or Preferred Stock issued by Persons with a rating of A or higher from S&P or A2 or higher from Moody’s with maturities of twelve months or less from the date of acquisition and in each case in a currency permitted under clause (1) above,

(7) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (6) above,

(8) in the case of a Foreign Restricted Subsidiary, substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such person conducts business and

(9) credit card receivables and debit card receivables so long as such are considered cash equivalents under GAAP and are so reflected on the Issuer’s balance sheet.

“Change of Control” means:

(1) the sale, exchange or other transfer of all or substantially all the assets of the Issuer (in one or a series of related transactions) to another Person; or

(2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer; or

(3) during any period of two consecutive years, individuals who on the Issue Date constituted the board of directors or managers of the Issuer, together with any new directors or managers whose election by the board of directors or whose nomination for election by the equity holders of the Issuer was approved by a majority of the directors or managers then still in office who were either directors or managers or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors or managers of the Issuer then in office; or

(4) the adoption of a plan relating to the liquidation or dissolution of the Issuer.

For purposes of this definition, (i) any direct or indirect holding company of the Issuer shall not itself be considered a Person for purposes of clause (1) above or a “person” or “group” for purposes of clause (2) above; provided that no “person” or “group” beneficially owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such company, (ii) no Change of Control pursuant to clause (1) above shall be deemed to have occurred solely as the result of a transfer of assets among the Issuer and its Restricted Subsidiaries, and (iii) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Issuer and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

(1) the net income (but not loss) of any Person that is not a Restricted Subsidiary (including an Unrestricted Subsidiary), except to the extent of the dividends or other distributions actually paid in cash (or to the extent converted into cash) to the Issuer or any of its Restricted Subsidiaries (subject to clause (3) below) by such Person during such period;

(2) any net income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) for purposes of “—Limitation on Restricted Payments,” the net income (but not loss) of any Restricted Subsidiary (other than any Guarantor) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income would not have been permitted for the relevant period by charter or by any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to Asset Sales or to the early extinguishment of Debt or any net after-tax gains or losses associated with Hedging Agreements;

(5) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses or charges relating, thereto), any non-cash amortization or impairment expenses and any restructuring expenses, including any severance expenses, relocation expenses, curtailments or modifications to pension and post-retirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, business optimization costs, signing, retention or completion bonuses;

(6) the cumulative effect of a change in accounting principles;

(7) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights;

(8) (a)(i) the non-cash portion of “straight-line” rent expense less (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations;

(9) any currency translation gains and losses related to currency remeasurements of Debt, and any net loss or gain resulting from hedging transactions for currency exchange risk, until such gains or losses are actually realized (at which time they should be included);

(10) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption;

(11) so long as the Issuer and its Restricted Subsidiaries file a consolidated tax return, or are part of a consolidated group for tax purposes, with any holding company, the excess of (a) the consolidated income tax expense for such period over (b) all tax payments in respect of such period paid or payable by the Issuer and its Restricted Subsidiaries to such holding company under a tax sharing agreement or arrangement;

(12) any expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Debt

(including amortization or write offs of debt issuance or deferred financing costs, premiums and prepayment penalties), in each case, whether or not successful, including any such expenses or charges attributable to the issuance and sale of the notes and the consummation of the exchange offer pursuant to the registration rights agreement;

(13) any expenses or reserves for liabilities to the extent that the Issuer or any Restricted Subsidiary is entitled to indemnification therefor under binding agreements; provided that any liabilities for which the Issuer or such Restricted Subsidiary is not actually indemnified shall reduce Consolidated Net Income in the period in which it is determined that the Issuer or such Restricted Subsidiary will not be indemnified; and

(14) any effects of adjustments in the Issuer’s consolidated financial statements, including adjustments to the inventory, property, equipment, software, goodwill, intangible assets (including favorable and unfavorable leases and contracts), deferred revenue and debt resulting from the application of purchase accounting pursuant to GAAP in relation to any consummated acquisition or the amortization or write-off or write-down of any amounts thereof, net of taxes.

“Credit Agreement” means the credit agreement dated as of December 1, 2010 among the Issuer, the lenders party thereto and Bank of America, N.A., as administrative agent, together with any related documents (including any security documents and guarantee agreements), as amended by Amendment No. 1, dated as of July 19, 2011, as further amended by Amendment No. 2, to be dated as of or before the Issue Date, and as further amended, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“Credit Facilities” means (i) the Credit Agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Facilities,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Debt, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Debt” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade payables to the extent not drawn upon or presented, or, if drawn upon or presented, the resulting obligation of the Person is paid within 10 Business Days;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services which are recorded as liabilities under GAAP, excluding trade payables or similar obligations arising in the ordinary course of business;

(5) all obligations of such Person as lessee under Capital Leases (other than the interest component thereof);

(6) the amount of all Permitted Receivables Financings of such Person;

(7) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(8) all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person;

(9) all obligations of such Person under Hedging Agreements; and

(10) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person;

provided, however, that notwithstanding the foregoing, Debt shall be deemed not to include: (1) deferred or prepaid revenues or (2) any liability for federal, state, local or other taxes owed or owing to any governmental entity; and provided, further, that for purposes of the final paragraph under “Guarantees,” Debt shall not include insurance and other liabilities (not for borrowed money) Incurred in the ordinary course of business consistent with past practice.

The amount of Debt of any Person will be deemed to be:

(A) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(B) with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;

(C) with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(D) with respect to any Hedging Agreement, the net amount payable if such Hedging Agreement terminated at that time due to default by such Person; and

(E) otherwise, the outstanding principal amount thereof.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officers’ certificate executed by an officer of the Issuer or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents (which shall be considered Net Cash Proceeds of an Asset Sale when received).

“Disqualified Equity Interests” means Equity Interests that by their terms or upon the happening of any event are

(1) required to be redeemed or redeemable at the option of the holder prior to the Stated Maturity of the notes for consideration other than Qualified Equity Interests, or

(2) convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt;

provided that (i) only the portion of the Equity Interests which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the notes shall be deemed to be Disqualified Equity Interests, (ii) if such Equity Interests are issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability, (iii) any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Equity Interests shall not be deemed to be Disqualified Equity Interests, and (iv) Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions

(A) are pursuant to provisions similar to those described under the captions “Repurchase of Notes upon a Change of Control” and “Limitation on Asset Sales”, and

(B) specifically state that repurchase or redemption pursuant thereto will not be required prior to the Issuer’s repurchase of the notes as required by the indenture.

“Disqualified Stock” means Capital Stock constituting Disqualified Equity Interests.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary formed under the laws of the United States of America or any jurisdiction thereof.

“EBITDA” means, for any period, without duplication the sum of

(1) Consolidated Net Income, plus

(2) Fixed Charges, to the extent deducted in calculating Consolidated Net Income including the amount of loss on sale of Accounts Receivables and related assets to a receivables subsidiary in connection with a Permitted Receivables Financing; plus

(3) to the extent deducted in calculating Consolidated Net Income and as determined on a consolidated basis for the Issuer and its Restricted Subsidiaries in conformity with GAAP:

(A) income taxes; and

(B) depreciation, amortization and all other non-cash items reducing Consolidated Net Income (not including non-cash charges in a period which reflect cash expenses paid or to be paid in another period), less all non-cash items increasing Consolidated Net Income;

provided that, with respect to any Restricted Subsidiary, such items will be added only to the extent and in the same proportion that the relevant Restricted Subsidiary’s net income was included in calculating Consolidated Net Income, plus

(4) without duplication and to the extent deducted in calculating Consolidated Net Income, any expenses or charges related to any issuance of Equity Interests, acquisition or disposition of division or line of business, recapitalization or the Incurrence or repayment of Debt permitted to be Incurred by the indenture (whether or not successful), plus

(5) any costs or expense Incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or a Guarantor or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation in clause (a)(3)(B) of the “Limitation on Restricted Payments” covenant and are not an Excluded Contribution.

For purposes of calculating EBITDA, the net income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties.

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into, or exchangeable for, equity.

“Equity Offering” means an offering for cash, after the Issue Date, of Qualified Stock of the Issuer or of any direct or indirect parent of the Issuer (to the extent the proceeds thereof are contributed to the common equity of the Issuer) other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Issuer; or

(3) any such public or private sale or issuance that constitutes an Excluded Contribution.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their fair market value) received by the Issuer after the Issue Date from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an officer of the Issuer on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be. Any Excluded Contribution shall be not be counted pursuant to paragraph (a)(3)(B) of the covenant described under “Limitation on Restricted Payments.”

“Fair market value” means, unless otherwise specified, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Issuer.

“Fixed Charge Coverage Ratio” means, on any date (the “transaction date”), the ratio of

(x) the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”) to

(y) the aggregate Fixed Charges during such reference period.

In making the foregoing calculation,

(1) pro forma effect will be given to any Debt, Disqualified Stock or Preferred Stock Incurred during or after the reference period to the extent the Debt, Disqualified Stock or Preferred Stock is outstanding or is to be Incurred on the transaction date as if the Debt, Disqualified Stock or Preferred Stock had been Incurred on the first day of the reference period;

(2) pro forma calculations of interest on Debt bearing a floating interest rate will be made as if the rate in effect on the transaction date (taking into account any Hedging Agreement applicable to the Debt if the Hedging Agreement has a remaining term of at least 12 months) had been the applicable rate for the entire reference period;

(3) Fixed Charges related to any Debt, Disqualified Stock or Preferred Stock no longer outstanding or to be repaid or redeemed on the transaction date will be excluded;

(4) pro forma effect will be given to

(A) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,

(B) any acquisition or disposition of companies, divisions, lines of businesses or operations by the Issuer and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and

(C) the discontinuation of any discontinued operations but, in the case of Fixed Charges, only to the extent that the obligations giving rise to the Fixed Charges will not be obligations of the Issuer or any Restricted Subsidiary following the transaction date that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition, disposition or discontinuation of a company, division, line of business or operation, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 12 months); provided that any increase to EBITDA as a result of cost savings, synergies and operating expense reductions pursuant to this paragraph shall not exceed 10% of EBITDA (prior to giving effect to such cost savings, synergies and operating expense reductions).

For purposes of making the computation referred to above, interest on any Debt under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Debt during the applicable period. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars in accordance with GAAP, in a manner consistent with that used in preparing the Issuer’s financial statements.

“Fixed Charges” means, for any period, the sum of

(1) Interest Expense for such period; and

(2) the product of

(x) cash dividends paid on any Preferred Stock and cash and non-cash dividends paid, declared, accrued or accumulated on any Disqualified Stock of the Issuer or a Restricted Subsidiary, except for dividends payable in the Issuer’s Qualified Stock or paid to the Issuer or to a Restricted Subsidiary, and

(y) a fraction, the numerator of which is one and the denominator of which is one minus the sum of the currently effective combined Federal, state, local and foreign tax rate applicable to the Issuer and its Restricted Subsidiaries.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means (i) each Subsidiary Guarantor and (ii) each other Person that executes a supplemental indenture in the form attached to the indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty pursuant to “Consolidation, Merger or Sale of Assets,” in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other agreement designed to manage interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to manage foreign exchange rates or (iii) any commodity swap agreement, commodity cap agreement, commodity collar agreement, commodity or raw material futures contract or any other agreement designed to manage raw material prices.

“Incur” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or Guarantee such Debt or Capital Stock. If any Person becomes a Restricted Subsidiary on any date after the date of the indenture (including by redesignation of an Unrestricted Subsidiary or failure of an Unrestricted Subsidiary to meet the qualifications necessary to remain an Unrestricted Subsidiary), the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “Limitation on Debt,” but will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on Asset Sales.” The accrual of interest, accretion of original issue discount or payment of interest in kind or the accretion or accumulation of dividends on any Equity Interests will not be considered an Incurrence of Debt or Capital Stock.

“Interest Expense” means, for any period, the consolidated interest expense of the Issuer and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by the Issuer or its Restricted Subsidiaries, without duplication, (i) the interest component of Capital Lease Obligations determined in accordance with GAAP, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (vi) net costs associated with Hedging Agreements (including the amortization of fees but excluding unrealized gains or losses with respect thereto) and (vii) any premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by the Issuer or any Restricted Subsidiary in connection with a Permitted Receivables Financing.

“Investment” means

(1) any direct or indirect advance, loan or other extension of credit to another Person,

(2) any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,

(3) any purchase or acquisition of Equity Interests, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4) any Guarantee of any Debt of another Person.

If the Issuer or any Restricted Subsidiary (x) sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of the Issuer, or (y) designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the indenture, all remaining Investments of the Issuer and the Restricted Subsidiaries in such Person shall be deemed to have been made at such time. “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a

Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less (b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issue Date” means May 14, 2012.

“Leverage Ratio” means, on any date (the “transaction date”), the ratio of

(x) the aggregate amount of, without duplication, Debt of the Issuer and its Restricted Subsidiaries on a consolidated basis, to

(y) the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”).

In making the foregoing calculation,

(1) any Debt, Disqualified Stock or Preferred Stock to be repaid or redeemed on the transaction date will be excluded; and

(2) pro forma effect will be given to

(A) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,

(B) the acquisition or disposition of companies, divisions, lines of businesses or operations by Issuer and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and

(C) the discontinuation of any discontinued operations

that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition, disposition or discontinuation of a company, division, line of business or operation, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 12 months); provided that any increase to EBITDA as a result of cost savings, synergies and operating expense reductions pursuant to this paragraph shall not exceed 10% of EBITDA (prior to giving effect to such cost savings, synergies and operating expense reductions).

For purposes of this definition, any amount in a currency than U.S. dollars will be converted to U.S. dollars in accordance with GAAP, in a manner consistent with that used in preparing the Issuer’s financial statements.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means (x) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to, principal, but not interest, but only when received in the form of cash, and (ii) proceeds from the conversion of other consideration received but only when converted to cash or Cash Equivalents) net of

(1) brokerage commissions and other fees and expenses related to such Asset Sale, including fees and expenses of counsel, accountants, investment bankers, consultants and placement agents;

(2) provisions for taxes as a result of such Asset Sale taking into account the consolidated results of operations of the Issuer and its Restricted Subsidiaries;

(3) payments required to be made to any Person (other than the Issuer or a Subsidiary) owning a beneficial interest in the assets subject to such Asset Sale or to repay Debt outstanding at the time of such Asset Sale that is secured by a Lien on the property or assets sold;

(4) appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash; and

(5) payments of unassumed liabilities (not constituting Debt and not owed to the Issuer or any Subsidiary) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(y) with respect to any issuance and sale of Qualified Equity Interests as referred to under “—Certain Covenants—Limitation on Restricted Payments,” the proceeds of such issuance or sale in the form of cash or Cash Equivalents or other assets used or useful in the business (valued at the fair market value thereof), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of thereof.

“Non-Recourse Debt” means Debt as to which (i) neither the Issuer nor any Restricted Subsidiary provides any Guarantee or is directly or indirectly liable and (ii) no default thereunder would, as such, constitute a default under any Debt of the Issuer or any Restricted Subsidiary.

“Note Guaranty” means the guaranty of the notes by a Guarantor pursuant to the indenture.

“Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities and obligations (including performance obligations) with respect to such Debt, including all interest accrued or accruing after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

“Permitted Bank Debt” has the meaning given thereto under clause (b)(1) of “—Certain Covenants—Limitation on Debt.”

“Permitted Business” means any of the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date, and any business reasonably related, incidental, complementary or ancillary thereto and any unrelated business to the extent that it is not material in size as compared to the business of the Issuer and its Restricted Securities taken as a whole.

“Permitted Investments” means:

(1) any Investment in the Issuer or in a Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Issuer or any Subsidiary of the Issuer in a Person, if as a result of such Investment,

(A) such Person becomes a Restricted Subsidiary of the Issuer, or

(B) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4) Investments received as non-cash consideration in an Asset Sale made pursuant to and in compliance with “Limitation on Asset Sales” or in any disposition of assets not constituting an Asset Sale;

(5) any Investment acquired solely in exchange for Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer;

(6) any Investment pursuant to a Hedging Agreement otherwise permitted under the indenture;

(7) (i) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business, (ii) prepaid expenses or deposits created in the ordinary course of business and set forth on the Issuer’s or any Restricted Subsidiary’s balance sheet, (iii) endorsements for collection or deposit in the ordinary course of business, and (iv) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or bankruptcy, workout or reorganization of another Person, or in satisfaction of claims or judgments;

(8) Investments in Unrestricted Subsidiaries and joint ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause that are at the time outstanding, not to exceed the greater of $50.0 million and 4.0% of Total Assets of the Issuer at the time of Investment (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause) provided, however, that if any Investment pursuant to this clause is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause for so long as such Person continues to be a Restricted Subsidiary;

(9) payroll, travel, moving and other loans or advances to, or Guarantees issued to support the obligations of, officers and employees, in each case in the ordinary course of business;

(10) extensions of credit to customers, suppliers, licensees and franchisees in the ordinary course of business consistent with past practice;

(11) any Investments in Persons engaged in Permitted Businesses in an aggregate amount, taken together with all other Investments made in reliance on this clause that are at the time outstanding, not to exceed the greater of $50.0 million and 4.0% of Total Assets of the Issuer at the time of Investment (net of, with respect to the Investment in any particular Person made pursuant to this clause, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income) not to exceed the amount of such Investments in such Person made after the Issue Date in reliance on this clause) provided, however, that if any Investment pursuant to this clause is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause for so long as such Person continues to be a Restricted Subsidiary;

(12) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the Issue Date;

(13) any Investment acquired by the Issuer or any of its Restricted Subsidiaries as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(14) guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Debt;”

(15) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(16) any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business consistent with past practice; and

(17) Investments arising as a result of any Permitted Receivables Financing.

“Permitted Liens” means

(1) Liens existing on the Issue Date (other than with respect to “Obligations” as referenced under the Credit Agreement);

(2) Liens securing the notes or any Note Guarantees;

(3) Liens securing Obligations under or with respect to any Permitted Bank Debt (including, without limitations, the “Obligations” as defined in the Credit Agreement) or any Debt of a Restricted Subsidiary that is not a Guarantor;

(4) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;

(5) Liens imposed by law, such as carriers’, vendors’, warehousemen’s, landlords’ and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(6) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(7) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(8) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, not interfering in any material respect with the conduct of the business of the Issuer and its Restricted Subsidiaries;

(9) licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(10) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens, margins liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including any such Liens securing Obligations under Hedging Agreements;

(11) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(12) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(13) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(14) (a) Liens incurred in the ordinary course of business not securing Debt and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of the Issuer and its Restricted Subsidiaries and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business in accordance with past practices;

(15) Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt Incurred pursuant to clause (b)(9) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of acquisition, construction or improvement of such property and which attach within 365 days of the date of such purchase or the completion of acquisition, construction or improvement;

(16) Liens on property or Equity Interests of a Person at the time such Person becomes a Restricted Subsidiary of the Issuer; provided such Liens were not created in contemplation thereof and do not extend to any other property of the Issuer or any Restricted Subsidiary;

(17) Liens on property at the time the Issuer or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into the Issuer or a Restricted Subsidiary of such Person; provided such Liens were not created in contemplation thereof and do not extend to any other property of the Issuer or any Restricted Subsidiary;

(18) Liens securing Debt or other obligations of the Issuer or a Restricted Subsidiary to the Issuer or a Restricted Subsidiary that is a Guarantor;

(19) (a) Liens securing Hedging Agreements so long as such Hedging Agreements are with the lenders party to the Credit Agreement or their affiliates, and (b) customary margin requirements and the like securing Hedging Agreements;

(20) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(21) deposits made in the ordinary course of business to secure liability to insurance carriers;

(22) Liens on the Equity Interests of Unrestricted Subsidiaries;

(23) extensions, renewals or replacements of any Liens referred to in clauses (1), (2), (15), (16), (17) or (24) in connection with the refinancing of the obligations secured thereby; provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt”, the amount secured by such Lien is not increased;

(24) other Liens securing Debt other than Debt incurred pursuant to clause (b)(1) of “—Certain Covenants—Limitation on Debt”; provided that, after giving effect to the Incurrence of such Debt and Liens on a pro forma basis, the Secured Debt Ratio would be no greater than 2.5 to 1.0 (and such Liens shall be on the same assets securing obligations in respect of such Debt); provided, further, that for purposes of calculating the Secured Debt Ratio with respect to this clause (24), the amount of Permitted Bank Debt outstanding pursuant to clause (b)(1) of “—Certain Covenants—Limitation on Debt” shall be deemed to be no less than $200.0 million at such time (the cash proceeds of any Debt and Liens then incurred under this clause (24) shall not be netted from Debt for purposes of the Secured Debt Ratio);

(25) Liens arising under any Permitted Receivables Financing;

(26) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located; and

(27) other Liens securing obligations not to exceed $30 million at any one time outstanding.

“Permitted Receivables Financing” means any receivables financing facility or arrangement pursuant to which a Securitization Subsidiary purchases or otherwise acquires Accounts Receivable of the Issuer or any Restricted Subsidiaries and enters into a third party financing thereof on terms that the Board of Directors has concluded are customary and market terms fair to the Issuer and its Restricted Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.

“Qualified Stock” means all Capital Stock of a Person other than Disqualified Stock.

“Rating Agencies” means Moody’s and S&P or if either Moody’s or S&P or both shall not make a rating on the notes publicly available for reasons outside the Issuer’s control, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer that shall be substituted for Moody’s or S&P or both, as the case may be.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Secured Debt Ratio” means, on any date (the “transaction date”), the ratio of

(x) (i) the aggregate amount of, without duplication, (A) Debt of the Issuer and the Guarantors that is secured by Liens on any assets of the Issuer or any Guarantor, plus (B) any Debt of the Issuer’s Non-Guarantor Restricted Subsidiaries minus (ii) the aggregate amount of unrestricted cash and Cash Equivalents of the Issuer and its Restricted Subsidiaries, to

(y) the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”). In making the foregoing calculation,

(1) any Debt, Disqualified Stock or Preferred Stock to be repaid or redeemed on the transaction date will be excluded; and

(2) pro forma effect will be given to

(A) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,

(B) the acquisition or disposition of companies, divisions, lines of businesses or operations by the Issuer and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and

(C) the discontinuation of any discontinued operations

that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition, disposition or discontinuation of a company, division, line of business or operation, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 12 months); provided that any increase to EBITDA as a result of cost savings, synergies and operating expense reductions pursuant to this paragraph shall not exceed 10% of EBITDA (prior to giving effect to such cost savings, synergies and operating expense reductions).

For purposes of the calculation of the Secured Debt Ratio used at any time, any Permitted Bank Debt that is unsecured shall be deemed to be Debt secured by a lien on assets of the Issuer or a Guarantor and the cash proceeds of any Debt then incurred shall not be netted from Debt for purposes of this definition.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars in accordance with GAAP, in a manner consistent with that used in preparing the Issuer’s financial statements.

“Securitization Subsidiary” means a Subsidiary of the Issuer

(1) that is designated a “Securitization Subsidiary” by the Board of Directors,

(2) that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Receivables Financings and any activity necessary, incidental or related thereto,

(3) no portion of the Debt or any other obligation, contingent or otherwise, of which

(A) is Guaranteed by the Issuer or any Restricted Subsidiary of the Issuer,

(B) is recourse to or obligates the Issuer or any Restricted Subsidiary of the Issuer in any way, or

(C) subjects any property or asset of the Issuer or any Restricted Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof,

(4) with respect to which neither the Issuer nor any Restricted Subsidiary of the Issuer (other than an Unrestricted Subsidiary) has any obligation to maintain or preserve such its financial condition or cause it to achieve certain levels of operating results other than, in respect of clauses (3) and (4), pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Permitted Receivables Financing.

“Share Repurchase” means the declaration and payment of a dividend or other distribution on, and/or repurchase by the Issuer in respect of, its outstanding common stock at any time and from time to time in an amount not to exceed $50.0 million in the aggregate.

“Significant Restricted Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the indenture.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Debt” means any Debt of the Issuer or any Guarantor which is subordinated in right of payment to the notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of the Issuer.

“Subsidiary Guarantor” means each Domestic Restricted Subsidiary of the Issuer that executed the indenture as a guarantor on the Issue Date and each other Domestic Restricted Subsidiary that executes a supplemental indenture in the form attached to the indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty pursuant to “Consolidation, Merger or Sale of Assets,” in each case unless and until such Subsidiary Guarantor is released from its Note Guaranty pursuant to the indenture.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer provided to the trustee pursuant to “Certain Covenants—Financial Reports” (or required to be provided thereunder), calculated on a pro forma basis to give effect to any acquisition or disposition of companies, divisions, lines of businesses or operations by the Issuer and its Restricted Subsidiaries subsequent to such date and on or prior to the date of determination.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2016; provided, however, that if the period from the redemption date to May 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agency or instrumentality thereof; provided that the full faith and credit of the United States of America is pledged in support thereof.

“Unrestricted Subsidiary” means any (1) Securitization Subsidiary, and (2) Subsidiary of the Issuer that at the time of determination has previously been designated, and continues to be, an Unrestricted Subsidiary in accordance with “Designation of Restricted and Unrestricted Subsidiaries”.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by the Issuer and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

THE EXCHANGE OFFER

In a registration rights agreement among the Company, the Guarantors and the initial purchasers of the old Notes, we agreed

(1)	to file a registration statement on or prior to 270 days after the closing of the offering of the old Notes with respect to an offer to exchange the old Notes for a new issue of notes, with terms substantially the same as of the old Notes but registered under the Securities Act,

(2)	to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to 365 days after the closing of the old Notes offering and

(3)	use our best efforts to consummate the exchange offer and issue the new Notes within 40 days after the registration statement is declared effective.

The registration rights agreement provides that, in the event we fail to file the registration statement within 270 days after the closing date, have the registration statement declared effective within 365 days or consummate the exchange offer within 40 days of being declared effective, we will be required to pay additional interest on the old Notes over and above the regular interest on the old Notes. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old Notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old Notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•

When you tender to us old Notes as provided below, our acceptance of the old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of old Notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new Notes.

•

We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old Notes at their addresses listed in the trustee’s security register with respect to the old Notes.

•

The exchange offer expires at 5:00 p.m., New York City time, on May 2, 2013; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means May 2, 2013 or, if extended by us, the latest time and date to which the exchange offer is extended.

•

As of the date of this prospectus, $238,500,000 in aggregate principal amount of the old Notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old Notes being tendered.

•	Our obligation to accept old Notes for exchange in the exchange offer is subject to the conditions that we describe in the section “—Conditions to the Exchange Offer” below.

•

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old Notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly following the expiration or termination of the exchange offer.

•

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

•

We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old Notes promptly. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to Business Wire.

•	Holders of old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•

Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resales of the New Notes.”

Important rules concerning the exchange offer

You should note that:

•

All questions as to the validity, form, eligibility, time of receipt and acceptance of old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding.

•

We reserve the absolute right to reject any and all tenders of any particular old Notes not properly tendered or to not accept any particular old Notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•

We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old Notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular old Notes either before or after the expiration date shall be final and binding on all parties.

•

Neither the Company, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old Note, wish to tender your old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Wells Fargo Bank, National Association at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)	certificates for old Notes must be received by the exchange agent along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of old Notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date.

The method of delivery of old Notes, letters of transmittal is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old Notes should be sent to the Company.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old Notes being surrendered for exchange are tendered

(1)	by a registered holder of the old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old Notes, the old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old Notes and with the signature guaranteed.

If the letter of transmittal or any old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old Notes properly tendered and will issue the new Notes promptly after the expiration of the exchange offer. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue new Notes in exchange for old Notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old Notes, or

•	a timely book-entry confirmation of transfer of old Notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

If we do not accept any tendered old Notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old Notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old Notes without expense to the tendering holder or, in the case of old Notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old Notes will be credited to an account maintained with DTC promptly following the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old Notes by causing DTC to transfer old Notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old Notes so tendered will only be made after timely confirmation of book-entry transfer of old Notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

Although delivery of old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old Notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your Notes of your intention to tender your old Notes or not tender your old Notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of old Notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your old Notes. A copy of that form is available from the exchange agent.

Withdrawal Rights

You can withdraw your tender of old Notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old Notes to be withdrawn

•	the old Notes to be withdrawn

•	the principal amount of the old Notes to be withdrawn

•	if certificates for old Notes have been delivered to the exchange agent, the name in which the old Notes are registered, if different from that of the withdrawing holder

•

if certificates for old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution.

•

if old Notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old Notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old Notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new Notes in exchange for, any old Notes and may terminate or amend the exchange offer, if at any time before the acceptance of old Notes for exchange or the exchange of the new Notes for old Notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any old Notes tendered, and no new Notes will be issued in exchange for any old Notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, addressed as follows:

Deliver To:

Registered & Certified Mail:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, MN 55480

Regular Mail or Courier:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

6th St & Marquette Avenue

Minneapolis, MN 55479

In Person by Hand Only:

Wells Fargo Bank, N.A.

Corporate Trust Services

Northstar East Building—12th Floor

608 Second Avenue South

Minneapolis, MN 55402

By Facsimile Transmission (For Eligible Institutions Only):

(612) 667-6282

Confirm by Telephone:

(800) 344-5128

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $250,000.

Transfer Taxes

Holders who tender their old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new Notes in the name of, or request that old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resales of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new Notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old Notes who is an “affiliate” of the Company or who intends to participate in the exchange offer for the purpose of distributing the new Notes

(1)	will not be able to rely on the interpretation of the staff of the SEC,

(2)	will not be able to tender its old Notes in the exchange offer and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old Notes will represent that:

(1)	it is not our “affiliate”;

(2)	any new Notes to be received by it were acquired in the ordinary course of its business; and

(3)	it has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new Notes.

Delivery of Prospectus

Each broker-dealer that receives new Notes for its own account in exchange for old Notes, where such old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new Notes. See “Plan of Distribution.”

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of old Notes for new Notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for old Notes where such old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 2, 2013, all dealers effecting transactions in the new Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new Notes. Any broker-dealer that resells new Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all of our expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

Davis Polk & Wardwell LLP, New York, New York will opine for us on whether the new Notes are valid and binding obligations of the Company and the Guarantors, respectively.

EXPERTS

The consolidated financial statements of Ruby Tuesday, Inc. and subsidiaries as of June 5, 2012 and for each of the years in the three-year period ended June 5, 2012, incorporated by reference in this prospectus, and the company’s effectiveness of internal control over financial reporting as of June 5, 2012, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference in this prospectus.